As filed with the Securities and Exchange Commission on August 14, 2000.
Registration Nos.
811-07543

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. _____	[ ]

Post-Effective Amendment No. ____	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 51	[X]

Variable Account A

(Exact name of Registrant)

Keyport Life Insurance Company

(Name of Depositor)

125 High Street, Boston Massachusetts 02110

(Address of Depositor's Principal Executive Offices (Zip Code)

Depositor's Telephone Number, including Area Code: 617-526-1400

Bernard R. Beckerlegge, Esq.

Senior Vice President and General Counsel

Keyport Life Insurance Company

125 High Street, Boston, Massachusetts 02110

(Name and Address of Agent for Service)

copy to:

Joan E. Boros, Esq.

Jorden Burt Boros Cicchetti Berenson & Johnson LLP

1025 Thomas Jefferson Street, N.W.

Washington, DC 20007

It is proposed that this filing will become effective:

( ) immediately upon filing pursuant to paragraph (b) of Rule 485

( ) on [date] pursuant to paragraph (b) of Rule 485

( ) 60 days after filing pursuant to paragraph (a) of Rule 485

( ) on [date] pursuant to paragraph (a) of Rule 485

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

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Exhibit Index on Page ____

CONTENTS OF REGISTRATION STATEMENT

The Facing Sheet

The Contents Page

Cross-Reference Sheet

PART A

Prospectus

PART B

Statement of Additional Information

PART C

Items 24 - 32

The Signatures

Exhibits

PART A

[ , 2000] Prospectus for

Bonus Variable Annuity

Annuities are:
not insured by the FDIC;
not a deposit or other obligation of, or
guaranteed by, the depository institution;
subject to investment risks, including the
possible loss of the principal amount invested.

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PROSPECTUS FOR

THE BONUS VARIABLE ANNUITY

GROUP AND INDIVIDUAL FLEXIBLE PURCHASE PAYMENT

DEFERRED VARIABLE ANNUITY CONTRACTS

ISSUED BY

VARIABLE ACCOUNT A

OF

KEYPORT LIFE INSURANCE COMPANY

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This prospectus describes the Bonus variable annuity group Contracts and Certificates offered by Keyport Life Insurance Company. The prospectus also offers the Certificates in the form of Individual Contracts, where required by certain states. All discussion of Certificates applies to the Contracts and Individual Contracts unless specified otherwise.

Under the Certificate, you may elect to have value accumulate on a variable or fixed basis, or both. You may also elect to receive periodic annuity payments on either a variable or a fixed basis, or both. This prospectus primarily describes the variable features of the Certificate. The Fixed Account and its features are summarized in Appendix A. The Certificates are designed to help you in your retirement planning. You may purchase them on a tax qualified or non-tax qualified basis. Because they are offered on a flexible payment basis, you are permitted to make multiple payments (except in Oregon where they are offered only on a single purchase payment basis).

Each time you make a purchase payment, we will credit your Certificate Value with a Premium Credit. In addition to this annuity, we also offer other annuities that do not provide for Premium Credits. The expenses for this annuity may be higher than the expenses for an annuity that does not provide for Premium Credits. Over time, the amount of the Premium Credit may be more than offset by the higher expenses. You and your agent should decide if this annuity is right for you.

We will allocate your purchase payments to the investment options and the Fixed Account in the proportions you choose. The Certificate currently offers thirty-one investment options, each of which is a Sub-account of Variable Account A. Currently, you may choose among the Sub-accounts investing in the following Eligible Funds:

AIM VARIABLE INSURANCE FUNDS, INC.: AIM V.I. Capital Appreciation Fund; AIM V.I. International Equity Fund; and AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.: Growth & Income Portfolio; Premier Growth Portfolio; Technology Portfolio and Worldwide Privatization Portfolio

LIBERTY VARIABLE INVESTMENT TRUST: Colonial High Yield Securities Fund, Variable Series; Colonial Small Cap Value Fund, Variable Series; Colonial Strategic Income Fund, Variable Series; Colonial U.S. Growth & Income Fund, Variable Series; Crabbe Huson Real Estate Investment Fund, Variable Series; Liberty All-Star Equity Fund, Variable Series; Liberty Newport Japan Opportunities Fund, Variable Series; Liberty Select Value Fund, Variable Series; Liberty Value Fund, Variable Series; Liberty S&P 500 Index Fund, Variable Series; Newport Tiger Fund, Variable Series; Rydex Financial Services Fund, Variable Series and Rydex Health Care Fund, Variable Series.

MFS VARIABLE INSURANCE TRUST: MFS Growth Series; MFS Growth with Income Series; MFS Emerging Growth Series; and MFS New Discovery Series

RYDEX VARIABLE TRUST: OTC Fund

STEINROE VARIABLE INVESTMENT TRUST: Stein Roe Balanced Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; Stein Roe Money Market Fund, Variable Series; and Stein Roe Mortgage Securities Fund, Variable Series

VARIABLE INSURANCE PRODUCTS FUND: Equity Income Portfolio

VARIABLE INSURANCE PRODUCTS FUND III: Growth Opportunities Portfolio

You may purchase a Certificate if any Covered Person has not attained age 86 before we receive your application. You may not purchase a tax-qualified Certificate if any Covered Person has attained age 76 before we receive your application (age 86 applies to Roth IRAs).

The purchase of a Certificate involves certain risks. Investment performance of the Sub-accounts may vary based on the performance of the related Eligible Funds. We do not guarantee any minimum Certificate Value for amounts allocated to the Sub-accounts. In addition, benefits based on the Fixed Account may be subject to a market value adjustment. As a result, withdrawal benefits, death benefits, settlement values, transfers to Eligible Funds, or periodic income payments may be adjusted upward or downward.

We may offer other certificates through the Separate Account with different features, fees and charges, and other Sub-accounts, which may invest in different or additional mutual funds. Those certificates are described in separate prospectuses and statements of additional information. You may obtain information concerning the eligibility for and the availability of the other certificates by asking your agent.

This prospectus contains important information about the Certificates you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. You may obtain a free copy by writing us at 125 High Street, Boston, MA 02110, by calling (800) 437-4466, or by returning the postcard on the back cover of this prospectus. A table of contents for the SAI appears on page 42 of this prospectus.

The date of this prospectus is [ , 2000.]

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

DEFINITIONS

Accumulation Unit: A unit of measurement that we use to calculate Variable Account Value.

Annuitant: The natural person on whose life annuity benefits are based and who will receive annuity payments starting on the Income Date.

Certificate Anniversary: Each anniversary of the Certificate Date.

Certificate Date: The date the Certificate becomes effective which is the date when we receive your completed application and initial purchase payment.

Certificate Owner ("you"): The person(s) having the privileges of ownership defined in the Certificate.

Certificate Value: The sum of the Variable Account Value and the Fixed Account Value under your Certificate at a given time.

Certificate Withdrawal Value: The Certificate Value, increased or decreased by a market value adjustment that applies to any Fixed Account Value, less any premium taxes, certificate maintenance charge and surrender charge.

Certificate Year: Each 12-month period beginning on the Certificate Date and each Certificate Anniversary thereafter.

Company ("we", "us", "our", "Keyport"): Keyport Life Insurance Company.

Covered Person: The person(s) identified in the Certificate whose death may result in an adjustment of Certificate Value, payment of a death benefit, a waiver of any surrender charges and a waiver of any market value adjustment or whose medical stay in a hospital or nursing facility may allow the Certificate Owner to be eligible for either a total or partial waiver of the surrender charge.

Designated Beneficiary: The person designated to receive any death benefits under the Certificate.

Eligible Funds: The underlying mutual funds in which the Variable Account invests.

Fixed Account: Part of our general account to which purchase payments or Certificate Values may be allocated or transferred.

Fixed Account Value: The value of all Fixed Account amounts accumulated under your Certificate prior to the Income Date.

Guarantee Period Anniversary: An anniversary of a Guarantee Period's Start Date.

Guarantee Period Month: The first Guarantee Period Month is the monthly period that begins on the Start Date. Later Guarantee Period Months begin on the same day in the following months.

Guarantee Period Year: The 12-month period which begins on the Start Date. Guarantee Period Years thereafter begin on each Guarantee Period Anniversary.

In Force: The status of the Certificate before the Income Date so long as:
(1)	it is not totally surrendered, and
(2)	the Certificate Value under a Certificate does not go to zero on a Certificate Anniversary, and
(3)	there has not been a death of the Annuitant or any Certificate Owner that will cause the Certificate to end within at most five years of the date of death.

Income Date: The date on which annuity payments are to begin.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Premium Credit: A Premium Credit is the amount we add to your Certificate Value with each purchase payment. It is not considered a "purchase payment" under the Certificate.

Qualified Certificate: Certificates issued under Qualified Plans.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403(b), 408(b) or 408A of the Internal Revenue Code ("Code") or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Code.

Start Date: The date money is first allocated to a Guarantee Period of the Fixed Account.

Variable Account: Variable Account A, which is a separate investment account of the Company into which purchase payments under the Certificates may be allocated. The Variable Account is divided into "Sub-accounts" each of which invests in shares of an Eligible Fund.

Variable Account Value: The value of all Variable Account amounts accumulated under your Certificate prior to the Income Date.

Written Request: A request written on a form satisfactory to us, signed by you and a disinterested witness, and filed at our office.

SUMMARY OF CERTIFICATE FEATURES

This summary does not contain all of the information that may be important to you. You should read the entire prospectus and Statement of Additional Information before deciding to invest. Further, individual state requirements that differ from the information in this prospectus are described in supplements to this prospectus or in endorsements to the Certificate.

Purchase of the Certificate

You may make multiple purchase payments (except in Oregon). The minimum initial payment for both qualified and nonqualified certificates is $10,000. (See "Purchase Payments and Applications".)

Investment Choices

You can allocate and reallocate your investment among the Sub-accounts, which in turn invest in the following Eligible Funds:

AIM Variable Insurance Funds, Inc. ("AIM Insurance Funds")

  AIM V.I. Capital Appreciation Fund ("AIM Capital Appreciation")

  AIM V.I. International Equity Fund ("AIM International Equity")

  AIM V.I. Value Fund ("AIM Value")

Alliance Variable Products Series Fund, Inc. ("Alliance Series Fund")

  Growth & Income Portfolio ("Alliance Growth & Income")

  Premier Growth Portfolio ("Alliance Premier Growth")

  Technology Portfolio ("Alliance Technology")

  Worldwide Privatization Portfolio ("Alliance Worldwide Privatization")

Liberty Variable Investment Trust ("Liberty Trust")

  Colonial High Yield Securities Fund, Variable Series ("Colonial High

     Yield Securities")

  Colonial Small Cap Value Fund, Variable Series ("Colonial Small Cap

     Value")

  Colonial Strategic Income Fund, Variable Series ("Colonial Strategic

     Income")

  Colonial U.S. Growth & Income Fund, Variable Series ("Colonial U.S.

     Growth & Income")

  Crabbe Huson Real Estate Investment Fund, Variable Series ("Crabbe

     Huson Real Estate")

  Liberty All-Star Equity Fund, Variable Series ("Liberty All-Star

     Equity")

  Liberty Newport Japan Opportunities Fund, Variable Series ("Liberty

     Newport Japan Opportunities")

  Liberty Select Value Fund, Variable Series ("Liberty Select Value")

  Liberty Value Fund, Variable Series ("Liberty Value")

  Liberty S&P 500 Index Fund, Variable Series ("Liberty S&P 500 Index")

  Newport Tiger Fund, Variable Series ("Newport Tiger")

  Rydex Financial Services Fund, Variable Series ("Rydex Financial

     Services")

  Rydex Health Care Fund, Variable Series ("Rydex Health Care")

MFS Variable Insurance Trust ("MFS Trust")

  Emerging Growth Series ("MFS Emerging Growth")

  Growth Series ("MFS Growth")

  Growth with Income Series ("MFS Growth with Income")

  New Discovery Series ("MFS New Discovery")

Rydex Variable Trust ("Rydex Trust")

  OTC Fund ("Rydex OTC")

SteinRoe Variable Investment Trust ("SteinRoe Trust")

  Stein Roe Balanced Fund, Variable Series ("Stein Roe Balanced")

  Stein Roe Growth Stock Fund, Variable Series ("Stein Roe Growth Stock")

  Stein Roe Money Market Fund, Variable Series ("Stein Roe Money Market")

  Stein Roe Mortgage Securities Fund, Variable Series ("Stein Roe Mortgage

     Securities")

Variable Insurance Products Fund ("Fidelity Fund")

  Equity Income Portfolio ("Fidelity Equity Income")

Variable Insurance Products Fund III ("Fidelity Fund III")

  Growth Opportunities Portfolio ("Fidelity Growth Opportunities")

Fees and Charges

Please see "Fee Table", "Explanation of Fee Table and Examples" and "Deductions".

Federal Income Taxes

You will not pay federal income taxes on an increase in the value of your Certificate until you make a withdrawal, such as a lump sum payment, annuity payment, gift or assignment. Some withdrawals may also be subject to a 10% federal penalty tax. (See "Tax Status".)

Right to Revoke

Generally, you may revoke the Certificate by returning it to us within 10 days after you receive it. For most states, we will refund your Certificate Value as of the date we receive the returned Certificate. You will bear the investment risk during the revocation period. In other states, we will return purchase payments. You are not entitled to keep the Premium Credit if you revoke the Certificate under this provision. (See "Right to Revoke".)

FEE TABLE

Certificate Owner Transaction Expenses
Sales Load Imposed on Purchases:	0%
Maximum Surrender Charge
(as a percentage of purchase payments):

We offer three different Premium Credit rates: 3%; 4%; and 5%. Each has a different surrender charge schedule.
Years since purchase payment	3% Premium Credit	4% Premium Credit	5% Premium Credit

Up to 1	8%	8%	8%
2	8%	8%	8%
3	8%	8%	8%
4	7%	7%	7%
5	6%	6%	6%
6	5%	5%	5%
7	4%	4%	4%
8	0%	3%	3%
9	0%	0%	2%
10	0%	0%	0%
Maximum Total Certificate Owner Transaction Expenses
(as a percentage of purchase payments):	8%

Annual Certificate Maintenance Charge:	$36

Transfer Charge (Maximum of $25 on each transfer after the first 12 in one Certificate Year):	$ 0

Variable Account Annual Expenses

(as a percentage of average net assets)
Mortality and Expense Risk Charge:	1.25%
Distribution Charge:	.15%

Total Variable Account Annual Expenses:	1.40%

We offer two different optional death benefits that provide an enhanced level of protection for your beneficiary. You may elect neither, or either one, but not both. Please refer to the section entitled "Death Provisions" for a complete discussion.

Option 1: Greatest Certificate Anniversary Value

Charge for Option 1:	.15%
(as a percentage of this option's "benefit base amount", as described in "Deductions for Death Benefit Options")

Option 2: Leveraged Earnings Option
Charge for Option 2:	.15%
(as a percentage of this option's "benefit base amount", as described in "Deductions for Death Benefit Options")

AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity

Fund III, Liberty Trust, MFS Trust, Rydex Trust and SteinRoe Trust1

(Numbers in Parentheses Represent Expenses After Any Fee Waivers and/or Expense Reimbursements)2

(as a percentage of average net assets)
				Total Fund
Management	Rule 12b-1		Other	Operating
Fund	Fees	Fees	Expenses	Expenses

AIM Capital Appreciation	.62%		.11%	.73%
AIM International Equity	.75%		.22%	.97%
AIM Value	.61%		.15%	.76%
Alliance Growth & Income[3]	.63%	.25%	.09%	.97%
Alliance Premier Growth[3]	1.00%	.25%	.04%	1.29%
Alliance Technology[3]	1.00%(.71%)	.25%	.27%(0.24%)	1.52%(1.20%)
Alliance Worldwide Privatization[3]	1.00%(.63%)	.25%	.46%(0.32%)	1.71%(1.20%)
Fidelity Equity Income[3]	.48%	.25%	.10%	.83%
Fidelity Growth Opportunities[3]	.58%	.25%	.13%	.96%
Colonial High Yield Securities[3]	.60%	.25%(.00%)	.68%(0.35%)	1.53%(0.95%)
Colonial Small Cap Value[3]	.80%	.25%(.00%)	2.86%(0.30%)	3.91%(1.10%)
Colonial Strategic Income[3]	.65%	.25%	.10%	1.00%
Colonial U.S. Growth & Income[3]	.80%	.25%(.12%)	.08%	1.13%(1.00%)
Crabbe Huson Real Estate[3]	1.00%	.25%	3.01%(0.20%)	4.26%(1.45%)
Liberty All-Star Equity[3]	.80%	.25%(.05%)	.15%	1.20%(1.00%)
Liberty Newport Japan
Opportunities[3]	1.20%	.25%(.17%)	.48%	1.93%(1.85%)
Liberty S&P 500 Index[3]	.40%	.25%(.20%)	.15%	.80%(0.75%)
Liberty Select Value[3]	.70%	.25%(.12%)	.28%	1.23%(1.10%)
Liberty Value[3]	.65%	.25%	.08%	.98%
Newport Tiger[3]	.90%	.25%	.31%	1.46%
Rydex Financial Services[3]	.85%	.25%(.16%)	.44%	1.54%(1.45%)
Rydex Health Care[3]	1.00%	.25%(.16%)	.44%	1.69%(1.60%)
MFS Emerging Growth[3]	.75%	.20%	.09%	1.04%
MFS Growth[3]	.75%	.20%	.71%(0.16%)	1.66%(1.11%)
MFS Growth with Income[3]	.75%	.20%	.13%	1.08%
MFS New Discovery[3]	.90%	.20%	1.59%(0.17%)	2.69%(1.27%)
Rydex OTC	.75%		.80%	1.55%
Stein Roe Balanced[3]	.60%	.25%	.02%	.87%
Stein Roe Growth Stock[3]	.65%	.25%	.02%	.92%
Stein Roe Money Market	.50%		.04%	.54%
Stein Roe Mortgage Securities[3]	.55%	.25%	.06%	.86%

The above expenses for the Eligible Funds were provided by the Funds. We have not independently verified the accuracy of the information.

1All Trust and Fund expenses for AIM Capital Appreciation, AIM International Equity, AIM Value, Alliance Growth & Income, Alliance Premier Growth, Alliance Technology, Alliance Worldwide Privatization, Fidelity Equity Income, Fidelity Growth Opportunities, and Rydex OTC are for 1999. Fees for Liberty Newport Japan Opportunities, Liberty S&P 500 Index, Liberty Select Value, Rydex Financial Services and Rydex Health Care are estimated since these funds commenced operations May 30, 2000. For Colonial High Yield Securities, Colonial Small Cap Value, Colonial Strategic Income, Colonial U.S. Growth & Income, Liberty All-Star Equity, Liberty Value, Newport Tiger, Stein Roe Balanced, Stein Roe Growth Stock and Stein Roe Mortgage Securities, the Class B shares, which include 12b-1 fees, first became available in June, 2000. Therefore, the fees and expenses (other than 12b-1 fees) for these Funds are estimated based on the 1999 historical expenses of each Fund's Class A shares, which do not include 12b-1 fees. For MFS Emerging Growth, MFS Growth, MFS Growth with Income and MFS New Discovery, the Service Class Shares, which include 12b-1 fees, first became available on May 1, 2000. Therefore, the fees and expenses (other than 12b-1 fees) for these Funds are estimated, based on the 1999 historical expenses of each Fund's Initial Class shares, which do not include 12b-1 fees. The AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust and SteinRoe Trust expenses reflect the Fund's or Trust's manager's or other entity's agreement to reimburse expenses above certain limits (see footnote 2). For Colonial High Yield, Colonial Small Cap Value and Crabbe Huson Real Estate, because of changes in the expense limitation agreements (see footnote 2), the portfolio expenses net of fee waivers and expense reimbursements have been restated to treat all reductions in total expenses under those agreements as waivers of 12b01 fees and expense reimbursements; in prior years a portion of those amounts derived from waivers of management fees. For the SteinRoe Trust Funds, the .15% administrative fees payable to the investment adviser which was included in Other Expenses in prior years, is now shown as part of Management Fees.

2The manager of AIM Insurance Funds may from time to time waive all or a portion of its advisory fees and/or assume certain expenses of the Eligible Funds. Fee waivers or reductions, other than those contained in the AIM Insurance Funds' advisory agreement, may be modified or terminated at any time. The AIM Insurance Funds' manager has not waived advisory fees or assumed expenses as of May 1, 2000.

The manager of Alliance Series Fund has agreed to continue voluntary expense reimbursements for Alliance Technology and Alliance Worldwide Privatization for the foreseeable future. Each percentage shown in the parentheses is what the expenses were with expense reimbursement: for Alliance Technology--1.00% for management fees, .27% for other expenses and 1.52% for total expenses; and for Alliance Worldwide Privatization--1.00% for management fees, .46% for other expenses and 1.71% for total expenses.

The manager of Fidelity Fund and Fidelity Fund III has agreed to reimburse total operating expenses, excluding interest, taxes, brokerage and extraordinary expenses, in excess of 1.75% of the average net assets of Fidelity Equity Income and Fidelity Growth Opportunities, respectively. The Fidelity Fund and Fidelity Fund III manager has not reimbursed expenses as of May 1, 2000.

The manager and distributor of Liberty Trust have contractually agreed to reimburse all incurred Fund expenses, including management fees, but excluding interest, taxes, brokerage, and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.00% for Liberty Value, Colonial Strategic Income, Colonial U.S. Growth & Income and Liberty All-Star Equity; 1.10% for Colonial Small Cap Value and Liberty Select Value; 1.45% for Crabbe Huson Real Estate and Rydex Financial Services; 1.75% for Newport Tiger; .95% for Colonial High Yield Securities; .75% for Liberty S&P 500 Index; 1.60% for Rydex Health Care; and 1.85% for Liberty Newport Japan Opportunities. To the extent a Fund's expenses are exceed the applicable limitation, the distributor will reimburse the Fund up to .25% by waiving its 12b-1 fees. To the extent a Fund's expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the excess portion by reimbursing Other Expenses first and then, to the extent necessary, by waiving Management Fees. Except for Crabbe Huson Real Estate, the Funds of Liberty Trust did not have Class B shares until June 1, 2000. Fees and expenses (other than 12b-1 Fees) are estimates based on the historical expenses of the Fund's Class A shares, which do not include 12b-1 fees. The Liberty Trust's manager and distributor have not been required to reimburse expenses as of the date of this prospectus for Colonial Strategic Income, Liberty Value and Newport Tiger. The following percentages are what expenses were in 1999 with reimbursement: for Crabbe Huson Real Estate--.20% for other expenses and 1.45% for total expenses. The following percentages are estimates of what the expenses would be with expense reimbursement: for Colonial High Yield Securities--.00% for 12b-1 fees, .35% for other expenses and .95% for total expenses; for Colonial Small Cap Value--.00% for 12b-1 fees, .30% for other expenses and 1.10% for total expenses; for Colonial U.S. Growth & Income--.12% for 12b-1 fees and 1.00% for total expenses; for Liberty All-Star Equity--.05% for 12b-1 fees and 1.00% for total expenses. Since Liberty S&P 500 Index, Liberty Select Value, Liberty Newport Japan Opportunities, Rydex Financial Services and Rydex Health Care commenced operations on May 30, 2000, the following percentages are estimates for 2000 of what expenses would be with expense reimbursement: for Liberty S&P 500 Index--.20% for 12b-1 fees and .75% for total expenses; for Liberty Select Value--.12% for 12b-1 fees and 1.10% for total expenses; for Liberty Newport Japan Opportunities--.17% for 12b-1 fees and 1.85% for total expenses; for Rydex Financial Services--.16% for 12b-1 fees and 1.45% for total expenses; for Rydex Health Care--.16% for 12b-1 fees and 1.60% for total expenses.

The manager of MFS Trust has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described below) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the series. The following percentages are estimates of what the expenses would be with reimbursement: for MFS Growth--.16% for other expenses and 1.11% for total expenses; for MFS New Discovery--.17% for other expenses and 1.27% for total expenses. Each series of MFS Trust has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Other Expenses" would be lower, and for service class shares would be estimated to be: 1.03% for Emerging Growth Series; 1.25% for New Discovery Series; 1.07% for Growth with Income Series; and 1.10% for Growth Series.

The investment adviser and servicer to the Rydex Variable Trust may from time to time volunteer to waive fees and/or reimburse expenses. The investment adviser and servicer have not reimbursed expenses as of May 1, 2000.

The manager and distributor of SteinRoe Trust have contractually agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average net assets of the following Eligible Funds: for Stein Roe Balanced--.90%; for Stein Roe Growth Stock--.95%; for Stein Roe Mortgage Securities--.90%; and for Stein Roe Money Market--.65%. To the extent a Fund's expenses are in excess of the applicable limitation up to .25%, the distributor will reimburse the Fund out of its 12b-1 fees. To the extent such expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the portion over .25% from Other Expenses first and then, to the extent necessary, from Management Fees. Because Stein Roe Balanced, Stein Roe Growth Stock and Stein Roe Mortgage Securities did not have Class B shares until June 1, 2000, fees (other than 12b-1 Fees) are estimates based on the historical expenses of the Fund's Class A shares, which do not include 12b-1 fees. The SteinRoe Trust's manager and distributor has not been required to reimburse expenses as of June 1, 2000.

3The Eligible Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.

EXAMPLES

Example #1. If you surrender your Certificate, in which you have elected an optional death benefit and the 5% premium credit, at the end of the periods shown you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.
Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$104	$151	$197	$348
AIM International Equity	107	159	211	380
AIM Value	104	152	198	352
Alliance Growth & Income	107	159	211	380
Alliance Premier Growth	110	169	229	420
Alliance Technology	109	166	224	409
Alliance Worldwide Privatization	109	166	224	409
Fidelity Equity Income	105	154	202	361
Fidelity Growth Opportunities	106	158	210	378
Colonial High Yield Securities	106	158	209	377
Colonial Small Cap Value	108	163	218	396
Colonial Strategic Income	107	160	212	384
Colonial U.S. Growth & Income	107	160	212	384
Crabbe Huson Real Estate	112	174	238	440
Liberty All-Star Equity	107	160	212	384
Liberty Newport Japan Opportunities	116	188	261	489
Liberty S&P 500 Index	104	151	198	351
Liberty Select Value	108	163	218	396
Liberty Value	107	159	211	381
Newport Tiger	112	175	239	442
Rydex Financial Services	112	174	238	440
Rydex Health Care	113	179	246	459
MFS Emerging Growth	107	161	215	389
MFS Growth	108	163	219	398
MFS Growth with Income	108	162	217	394
MFS New Discovery	110	169	228	418
Rydex OTC	113	178	244	453
Stein Roe Balanced	106	155	205	367
Stein Roe Growth Stock	106	157	208	373
Stein Roe Money Market	102	144	185	323
Stein Roe Mortgage Securities	105	155	204	365

Example #2. If you annuitize or if you do not surrender your Certificate, in which you have elected an optional death benefit and the 5% premium credit, at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.

Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$24	$ 80	$144	$348
AIM International Equity	27	87	157	380
AIM Value	24	80	145	352
Alliance Growth & Income	27	87	157	380
Alliance Premier Growth	30	98	176	420
Alliance Technology	29	95	171	409
Alliance Worldwide Privatization	29	95	171	409
Fidelity Equity Income	25	83	149	361
Fidelity Growth Opportunities	26	87	157	378
Colonial High Yield Securities	26	87	156	377
Colonial Small Cap Value	28	92	165	396
Colonial Strategic Income	27	88	159	384
Colonial U.S. Growth & Income	27	88	159	384
Crabbe Huson Real Estate	32	103	185	440
Liberty All-Star Equity	27	88	159	384
Liberty Newport Japan Opportunities	36	116	207	489
Liberty S&P 500 Index	24	80	145	351
Liberty Select Value	28	92	165	396
Liberty Value	27	88	158	381
Newport Tiger	32	104	185	442
Rydex Financial Services	32	103	185	440
Rydex Health Care	33	108	193	459
MFS Emerging Growth	27	90	161	389
MFS Growth	28	92	165	398
MFS Growth with Income	28	91	164	394
MFS New Discovery	30	97	175	418
Rydex OTC	33	106	190	453
Stein Roe Balanced	26	84	152	367
Stein Roe Growth Stock	26	86	155	373
Stein Roe Money Market	22	73	132	323
Stein Roe Mortgage Securities	25	84	151	365

Example #3. If you surrender your Certificate in which you have elected the 5% premium credit at the end of the periods shown you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.
Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$102	$145	$187	$326
AIM International Equity	105	153	201	358
AIM Value	103	146	189	330
Alliance Growth & Income	105	153	201	358
Alliance Premier Growth	108	164	220	400
Alliance Technology	107	161	215	388
Alliance Worldwide Privatization	107	161	215	388
Fidelity Equity Income	103	149	193	340
Fidelity Growth Opportunities	105	153	201	357
Colonial High Yield Securities	105	153	200	356
Colonial Small Cap Value	106	158	209	375
Colonial Strategic Income	105	154	203	362
Colonial U.S. Growth & Income	105	154	203	362
Crabbe Huson Real Estate	110	169	229	420
Liberty All-Star Equity	105	154	203	362
Liberty Newport Japan Opportunities	114	182	252	470
Liberty S&P 500 Index	103	146	188	329
Liberty Select Value	106	158	209	375
Liberty Value	105	154	202	360
Newport Tiger	110	170	229	421
Rydex Financial Services	110	169	229	420
Rydex Health Care	112	174	237	439
MFS Emerging Growth	106	156	205	367
MFS Growth	106	158	209	377
MFS Growth with Income	106	157	208	373
MFS New Discovery	108	163	219	397
Rydex OTC	111	173	235	433
Stein Roe Balanced	104	150	195	345
Stein Roe Growth Stock	104	152	198	352
Stein Roe Money Market	100	139	176	300
Stein Roe Mortgage Securities	104	150	195	344

Example #4. If you annuitize or if you do not surrender your Certificate in which you have elected the 5% premium credit at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.

Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$22	$ 74	$134	$326
AIM International Equity	25	82	148	358
AIM Value	23	75	136	330
Alliance Growth & Income Bond	25	82	148	358
Alliance Premier Growth	28	93	167	400
Alliance Technology	27	90	161	388
Alliance Worldwide Privatization	27	90	161	388
Fidelity Equity Income	23	78	140	340
Fidelity Growth Opportunities	25	82	148	357
Colonial High Yield Securities	25	81	147	356
Colonial Small Cap Value	26	86	156	375
Colonial Strategic Income	25	83	150	362
Colonial U.S. Growth & Income	25	83	150	362
Crabbe Huson Real Estate	30	98	176	420
Liberty All-Star Equity	25	83	150	362
Liberty Newport Japan Opportunities	34	111	198	470
Liberty S&P 500 Index	23	75	135	329
Liberty Select Value	26	86	156	375
Liberty Value	25	82	149	360
Newport Tiger	30	98	176	421
Rydex Financial Services	30	98	176	420
Rydex Health Care	32	103	184	439
MFS Emerging Growth	26	84	152	367
MFS Growth	26	87	156	377
MFS Growth with Income	26	86	154	373
MFS New Discovery	28	92	165	397
Rydex OTC	31	101	181	433
Stein Roe Balanced	24	79	142	345
Stein Roe Growth Stock	24	80	145	352
Stein Roe Money Market	20	68	123	300
Stein Roe Mortgage Securities	24	79	142	344

EXPLANATION OF FEE TABLE AND EXAMPLES

The purpose of the fee table is to illustrate the expenses you may directly or indirectly bear under a Certificate. The table reflects expenses of the Variable Account (including the charge for the optional death benefits and different sales charges) as well as the Eligible Funds. You should read "Deductions" in this prospectus and the sections relating to expenses of the Eligible Funds in their prospectuses. The fee table and examples do not include any taxes or tax penalties you may be required to pay if you surrender your Certificate.

We deduct surrender charges only if you totally or partially surrender the Certificate. You will not incur a surrender charge in the following instances:
o	In the first Certificate Year, you may withdraw an aggregate amount up to 10% of purchase payments, but only if such withdrawals are pursuant to the systematic withdrawal plan.

o	In the second and later Certificate Years you may withdraw an amount up to 10% of the Certificate Value as of the preceding Certificate Anniversary.

The examples assume you did not make any transfers. We reserve the right to impose a transfer fee after we notify you. Currently, we do not impose any transfer fee. Premium taxes are not shown. We deduct the amount of any premium taxes (which range from 0% to 5%) from Certificate Value upon full surrender or annuitization.

We waive the certificate maintenance charge in certain instances.

The fee table and examples should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See "Deductions" in this prospectus, "Management" in the prospectus for AIM Insurance Funds, "Management of the Fund" in the prospectus the Alliance Series Fund, "Operating Expenses" in the prospectus for Fidelity Fund and Fidelity Fund III. "Trust Management Organizations" and "Expenses of the Funds" in the prospectus for Liberty Trust, "Management of the Series" and "Expenses" for MFS Trust, "Management of the Fund" in the prospectus for Rydex Trust and "How the Funds are Managed" in the prospectus for SteinRoe Trust.

The Certificates described in this prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is included in this prospectus. Keyport's financial statements and those for the Variable Account are in the Statement of Additional Information.

KEYPORT AND THE VARIABLE ACCOUNT

Keyport was incorporated in Rhode Island in 1957 as a stock life insurance company. Our executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865.

We write individual life insurance and individual and group annuity contracts that are "non-participating". That is, we do not pay dividends or benefits based on our financial performance. We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) for financial strength by A.M. Best and Company, independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA- for very strong financial security, Moody's rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The Best's A rating is in the second highest rating category, which also includes a lower rating of A-. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "2" modifier means that we are in the middle of the A category. The S&P and Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders. Even though we hold the assets in the Variable Account separately from our other assets, our ratings may still be relevant to you since not all of our contractual obligations relate to payments based on those segregated assets.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

We are indirectly owned by Liberty Financial Companies, Inc. and are ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

We established the Variable Account pursuant to the provisions of Rhode Island law on January 30, 1996. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Certificates are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

PURCHASE PAYMENTS, PREMIUM CREDITS AND APPLICATIONS

The initial purchase payment is due on the Certificate Date. The minimum initial purchase payment for both qualified and nonqualified Certificates is $10,000. You may make additional purchase payments. Each subsequent purchase payment must be at least $1,000 or any lesser amount we may permit, which is currently $250. For payments made under the systematic investment program, the minimum is $50. We may reject any purchase payment or any application. We allocate purchase payments to your Certificate based on the applicable Sub-account accumulation unit value(s) next determined after we receive it.

If your application for a Certificate is complete and amounts are to be allocated to the Variable Account, we will apply your initial purchase payment and the Premium Credit to the Variable Account within two business days of receipt. If your application is incomplete, we will notify you and try to complete it within five business days. At the end of this period, if your application is not complete, we will inform you of the reason for the delay. We will immediately return your purchase payment at that time unless you specifically consent to our keeping the purchase payment until the application is complete. Once the application is complete, we will apply the purchase payment and the Premium Credit within two business days of its completion.

We will send you a written notification showing the allocation of all purchase payments and the re-allocation of values after any transfer you have requested. You must notify us immediately of any error.

We will permit others to act on your behalf in certain instances, including:
o	we will accept an application for a Certificate signed by an attorney-in-fact if we receive a copy of the power of attorney with the application.

o

we will issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued even though we did not previously receive a signed application from you for that Certificate.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to application questions by telephone or by order ticket and cause the initial purchase payment to be paid to us. If the information is complete, we will issue the Certificate. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request you to confirm that the information is correct by signing a copy of the letter or a Certificate delivery receipt. We will send you a written notice confirming all purchases. Our liability under any Certificate relates only to amounts so confirmed.

Premium Credits

You will receive Premium Credits for both initial purchase payments and subsequent purchase payments. Premium Credits will be 3%, 4% or 5% of each purchase payment. The higher Premium Credit rates have a longer Surrender Charge period. You select the Premium Credit rate when you purchase your Certificate, and you cannot thereafter change your selection. The expense charges for this annuity may be higher than the expenses charges for annuities that do not offer Premium Credits. We expect to recoup the cost of paying Premium Credits through any difference in charges as well as the additional profit we hope to make by selling more annuities. In addition, in some circumstances - for example, if you surrender your Certificate while the Surrender Charge still applies to a substantial proportion of your purchase payments - your net proceeds may be lower than if you had purchased one of our other annuities that does not offer Premium Credits. Likewise, over time the amount of the Premium Credits may be offset by higher expenses.

If you return the Certificate to us under the Right to Revoke provisions, we will recapture the Premium Credit. In states that require us to return your purchase payment, you will receive your purchase payment without any Premium Credit. In other states, we will return your purchase payment adjusted for either positive or negative investment experience, without consideration of the Premium Credit.

INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

We will invest your purchase payments and Premium Credits to the Sub-accounts you have chosen. Your selection must specify the percentage of the purchase payment that is allocated to each Sub-account or must specify the asset allocation model you select. (See "Other Services, The Programs".) The percentage for each Sub-account, if not zero, must be at least 5% and a whole number. You may change the allocation percentages without fee, penalty or other charge. You must notify us in writing of your allocation changes unless you, your attorney-in-fact, or another authorized person has given us written authorization to accept telephone allocation instructions. By allowing us to accept telephone changes, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. We will notify you of any changes in advance.

The Variable Account is segmented into Sub-accounts. Each Sub-account contains shares of one of the Eligible Funds. Such shares are purchased at net asset value. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

Eligible Funds

The current Eligible Funds are the separate funds listed within the AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust and SteinRoe Trust. Keyport and the Variable Account may enter into agreements with other mutual funds to make them available as Eligible Funds under certain Certificates.

We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Sub-accounts.

Some of the Eligible Funds are funding vehicles for other variable annuity contracts and variable life insurance policies offered by our separate accounts. The Eligible Funds are also available for the separate accounts of insurance companies affiliated and unaffiliated with us. The risks involved in this "mixed and shared funding" are disclosed in the Eligible Funds' prospectuses under the following captions: AIM Insurance Funds - "Purchase and Redemption of Shares"; Alliance Series Fund - "Introduction to the Fund"; Fidelity Fund and Fidelity Fund III - "Buying and Selling Shares"; Liberty Trust - "The Trust"; MFS Trust - "Investment Concept of the Trust"; Rydex Trust - "Purchasing and Redeeming Shares"; and SteinRoe Trust - "The Trust".

AIM Advisors Inc. ("AIM") serves as the investment adviser to each of the Eligible Funds of AIM Insurance Funds.

Alliance Capital Management L.P. is the investment adviser for the Eligible Funds of Alliance Series Fund.

Fidelity Management & Research Company ("FMR") is the manager of the Eligible Funds of Fidelity Fund and Fidelity Fund III. Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., and Fidelity Investments Japan Limited are sub-advisers for Fidelity Growth Opportunities.

Liberty Advisory Services Corp. ("LASC"), our subsidiary, is the manager for Liberty Trust and its Eligible Funds. Colonial Management Associates, Inc. ("Colonial"), an affiliate, is the sub-adviser for the Eligible Funds except for Crabbe Huson Real Estate, Liberty Newport Japan Opportunities, Rydex Financial Services, Rydex Health Care, Liberty S&P 500 Index, Newport Tiger and Liberty All-Star Equity. Crabbe Huson Group, Inc., an affiliate, is sub-adviser for Crabbe Huson Real Estate. Newport Fund Management, Inc., an affiliate, is sub-adviser for Liberty Newport Japan Opportunities and Newport Tiger. Liberty Asset Management Company, an affiliate, is sub-adviser for Liberty All-Star Equity and the current portfolio managers are J.P. Morgan Investment Management Inc., Oppenheimer Capital, TCW Funds Management, Inc., Westwood Management Corp. and Boston Partners Asset Management, L.P. State Street Global Advisers is the sub-adviser for Liberty S&P 500 Index.

Massachusetts Financial Services Company ("MFS") is the investment adviser for the Eligible Funds of MFS Trust.

Rydex Global Advisors is the investment adviser for Rydex OTC and is the sub-adviser for Rydex Financial Services and Rydex Health Care.

Stein Roe & Farnham Incorporated ("Stein Roe"), an affiliate, is the investment adviser for each Eligible Fund of SteinRoe Trust.

You should read the current prospectuses for the Eligible Funds for more details and complete information. The prospectuses are available, at no charge, from an agent or by writing to us or by calling (800) 437-4466.

We have briefly described the Eligible Funds and the objectives they seek to achieve below.
Eligible Funds of AIM Insurance
Funds and Variable Account
Sub-accounts	Investment Objective

AIM Capital Appreciation (AIM	Capital appreciation through
Capital Appreciation	investments in common stocks,
Sub-account)	with emphasis on medium-sized
and smaller emerging growth
companies.

AIM International Equity (AIM	Long-term growth of capital by
International Equity Sub-Account)	investing in international equity
securities, the issuers of which are
considered by AIM to have strong
earnings momentum.

AIM Value (AIM Value Sub-account)	Long-term growth of capital by
investing primarily in equity
securities judged by AIM to be
undervalued relative to the
current or projected earnings of
the companies issuing the
securities, or relative current
market value of assets owned by the
companies issuing the securities
or relative to the equity markets
in general. Income is a secondary
objective.

Eligible Funds of Alliance Series
Fund and Variable Account
Sub-accounts	Investment Objective

Alliance Growth and Income (Alliance	Balance the objectives of current
Growth and Income Sub-account)	income and opportunities for
appreciation through investments
primarily in dividend-paying common
stocks of good quality.

Alliance Premier Growth	Growth of capital rather than
(Alliance Premier Growth	current income.
Sub-account)

Alliance Technology (Alliance	Growth of capital through
Technology Sub-account)	investment in companies expected
to benefit from advances in
technology.

Alliance Worldwide Privatization	Long-term capital appreciation.
(Alliance Worldwide Privatization
Sub-account)

Eligible Portfolios of Fidelity
Variable Insurance Products Fund
and Fidelity Variable Insurance
Products Fund III and Variable
Account Sub-accounts	Investment Objective

Fidelity Equity Income	Seeks reasonable income. The fund
(Fidelity Equity Income Sub-account)	will also consider the potential for
capital appreciation. The fund's
goal is to achieve a yield which
exceeds the composite yield on the
securities comprising the S&P 500.

Fidelity Growth Opportunities	Seeks to provide capital growth.
(Fidelity Growth
Opportunities Sub-account)

Eligible Funds of Liberty Trust
and Variable Account
Sub-accounts	Investment Objective

Colonial High Yield Securities	High current income and total
(Colonial High Yield Securities	return by investing primarily
Sub-account)	in lower rated corporate debt
securities.

Colonial Small Cap Value	Long-term growth by investing in
(Colonial Small Cap Value	smaller capitalization equity
Sub-account)	securities.

Colonial Strategic Income	A high level of current income, as
(Colonial Strategic Income	is consistent with prudent risk and
Sub-account)	maximizing total return, by
diversifying investments primarily
in U.S. and foreign government and
high yield, high risk corporate
debt securities.

Colonial U.S. Growth & Income	Long-term growth and income
(Colonial U.S. Growth & Income	by investing primarily in large
Sub-account)	capitalization equity securities.

Crabbe Huson Real Estate	Growth of capital and current
(Crabbe Huson Real Estate	income by investing in a
Sub-account)	diversified portfolio consisting
primarily of equity securities
of real estate investment trusts
(REITs) and other real estate
industry companies, in mortgage
backed securities and, to a lesser
extent, in debt securities of
such companies.

Liberty All-Star Equity	Total investment return, comprised
(Liberty All-Star Equity Sub-account)	of long-term capital appreciation
and current income, through
investment primarily in a
diversified portfolio of equity
securities.

Liberty Newport Japan Opportunities	Seeks capital appreciation.
(Liberty Newport Japan Sub-account)

Liberty S&P 500 Index	Seeks capital appreciation by
(Liberty S&P 500 Index Sub-account)	matching the performance of a
benchmark index that measures the
returns of stocks of large U.S.
companies.

Liberty Select Value	Long-term growth.
(Liberty Select Value Sub-account)

Liberty Value	Income and long-term capital growth
(Liberty Value Sub-account)	and, secondarily, preservation of
capital.

Newport Tiger	Long-term capital growth by
(Newport Tiger Sub-account)	investing primarily in equity
securities of companies located in
the nine Tigers of Asia (Hong Kong,
Singapore, South Korea, Taiwan,
Malaysia, Thailand, Indonesia,
China and the Philippines).

Rydex Financial Services	Seeks capital appreciation.
(Rydex Financial Services Sub-
account)

Rydex Health Care	Seeks capital appreciation.
(Rydex Health Care Sub-account)

Eligible Funds of the MFS Trust
and Variable Account Sub-accounts	Investment Objective

MFS Emerging Growth	Long-term growth of capital.
(MFS Emerging Growth Sub-account)

MFS Growth	Long-term growth of capital and
(MFS Growth Sub-account)	future income rather than current
income.

MFS Growth with Income	Reasonable current income and long-
(MFS Growth with Income Sub-account)	term growth of capital and income.

MFS New Discovery	Capital appreciation.
(MFS New Discovery Sub-account)

Eligible Portfolios of the Rydex
Trust and Variable Account
Sub-accounts	Investment Objective

Rydex OTC	Investment results that correspond
(Rydex OTC Sub-account)	to a benchmark for over-the-counter
securities. The Fund's current
benchmark is the NASDAQ 100 Index.

Eligible Funds of SteinRoe Trust
and Variable Account
Sub-accounts	Investment Objective

Stein Roe Balanced	High total investment return
(Stein Roe Balanced	through investment in a changing
Sub-account)	mix of securities.

Stein Roe Growth Stock	Long-term growth of capital through
(Stein Roe Growth Stock	investment primarily in common
Sub-account)	stocks.

Stein Roe Money Market	High current income from short-term
(Stein Roe Money Market	money market instruments while
Sub-account)	emphasizing preservation of capital
and maintaining excellent
liquidity.

Stein Roe Mortgage Securities	Highest possible level of current
(Stein Roe Mortgage Securities	income consistent with safety of
Sub-account)	principal and maintenance of
liquidity through investment
primarily in mortgage-backed
securities.

Transfer of Variable Account Value

You may transfer Variable Account Value from one Sub-account to another Sub-account and/or to the Fixed Account.

We may charge a transfer fee and limit the number of transfers that you can make in a time period. Transfer limitations may prevent you from making a transfer on the date you select. This may result in your Certificate Value being lower than it would have been if you had been able to make the transfer.

Limits on Transfers

Currently, we do not charge a transfer fee. We reserve the right to charge a fee if you make more than 12 transfers in any Certificate Year. We will notify you prior to charging any transfer fee or a change in the limitation on the number of transfers. The fee will not exceed $25 per transfer.

Currently, we do not limit the number or frequency of transfers except as follows:
o

we impose a transfer limit of one transfer every 30 days, or such other period as we may permit, for transfers on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer, and

o

we limit each transfer to a maximum of $500,000, or such greater amount as we may permit. We treat all transfer requests for a Certificate made on the same day as a single transfer. We may treat as a single transfer all transfers you request on the same day for every Certificate you own. The total combined transfer amount is subject to the $500,000 limitation. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers, and

o

we treat as a single transfer all transfers made on the same day on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer. The $500,000 limitation applies to such transfers. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers.

If we have executed a transfer with respect to your Certificate as part of a multiple transfer request, we will not execute another transfer request for your Certificate for 30 days.

By applying these limitations we intend to protect the interests of individuals who do and those who do not engage in significant transfer activity among Sub-accounts. We have determined that the actions of individuals engaging in significant transfer activity may adversely affect the performance of the Eligible Fund for the Sub-account involved. The movement of values from one Sub-account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in fund transaction costs, which all Certificate Owners must indirectly bear.

You must notify us in writing of your transfer requests unless you have given us written authorization to accept telephone transfer requests from you or your attorney-in-fact. By authorizing us to accept telephone transfer instructions, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. You will be given prior notification of any changes. A person acting on your behalf as an attorney-in-fact may make written transfer requests.

If we receive your transfer requests before 4:00 P.M. Eastern Time, we will initiate them at the close of business that day. We will initiate any requests received after that time at the close of the next business day. We will execute your request to transfer value by both redeeming and acquiring Accumulation Units on the day we initiate the transfer.

If you transfer 100% of any Sub-account's value, and the allocation formula for purchase payments on your application includes that Sub-account, the allocation formula for future purchase payments will automatically change unless you tell us otherwise.

Substitution of Eligible Funds and Other Variable Account Changes

If shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or further investment in the shares of an Eligible Fund is no longer appropriate under the Certificate, we may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:
o	to operate the Variable Account in any form permitted by law;

o	to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

o	to transfer any assets in any Sub-account to another or to one or more separate investment accounts, or to our general account;

o	to add, combine or remove Sub-accounts in the Variable Account; and

o	to change how we assess charges, so long as we do not increase them above the current total amount charged to the Variable Account and the Eligible Funds in connection with your Certificate.

DEDUCTIONS

Deductions for Certificate Maintenance Charge

We charge an annual certificate maintenance charge of $36 per Certificate Year. Before the Income Date we do not guarantee the amount of the certificate maintenance charge and may change it. This charge reimburses us for our expenses incurred in maintaining your Certificate. We will deduct the certificate maintenance charge from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. We will waive this charge before the Income Date if:

o	the Certificate Value is at least $50,000 on the date we impose this charge, or

o	in the prior Certificate Year, purchase payments of at least $2,000 have been made and you have not made any partial withdrawals.

On the Income Date, we will subtract a pro-rata portion of the charge due on the next Certificate Anniversary from the Variable Account Value. This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date.

We will deduct the certificate maintenance charge proportionally from each Sub-account based upon the value each Sub-account bears to the Variable Account Value.

Once annuity payments begin, the certificate maintenance charge is deducted only from variable annuity payments and the charge amount is guaranteed not to increase. We will subtract this charge in equal parts from each annuity payment. For example, if annuity payments are monthly, then we will deduct one-twelfth of the annual charge from each payment.

We will waive the charge on and after the Income Date for the current year if:

o	you have selected variable annuity Option A; and

o	the present value of all of the remaining payments is at least $50,000 at the time of the first payment of the year.

Deductions for Mortality and Expense Risk Charge

Variable annuity payments fluctuate depending on the investment performance of the Sub-accounts. The payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. We guarantee the standard death benefit described in "Death Provisions". We also assume an expense risk since the certificate maintenance charge after the Income Date remains the same and does not change to reflect variations in expenses. We deduct this charge both before and after the Income Date.

We deduct a mortality and expense risk charge from each Sub-account. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net asset value of each Sub-account. We deduct the charge both before and after the Income Date.

Deductions for Daily Distribution Charge

We deduct from each Sub-account for each valuation period a daily distribution charge equal, on an annual basis, to 0.15% of the average daily net asset value of each Sub-account. This charge compensates us for certain sales distribution expenses relating to the Certificates.

We may decide not to deduct the charge from Sub-account values attributable to a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

Deductions for Surrender Charge

We do not deduct a sales charge from the Certificate when you purchase it. We may deduct such a charge if you make a withdrawal from your Certificate.

To determine whether we will deduct a surrender charge on a withdrawal, we maintain a separate set of records. These records identify the date and amount of each purchase payment you have made and the Certificate Value over time. This allows us to determine if a charge is due with respect to a withdrawal.

You may make partial withdrawals during the Accumulation Period without incurring a surrender charge. During the first Certificate Year, you may withdraw an amount up to 10% of purchase payments, but only if such withdrawals are through the Systematic Withdrawal Program. (See "Systematic Withdrawal Program" on page ___.) Beginning with the second Certificate Year, you may withdraw up to an amount equal to 10% of the Certificate Value on the prior Certificate Anniversary.

In each Certificate Year, we will deduct a surrender charge with respect to the portion of your withdrawals in excess of these "free withdrawal amounts" that is attributable to purchase payments.

The amount of the surrender charge will depend on the Premium Credit percentage you have selected and the number of years that have elapsed from the date of the purchase payment to the date of surrender. We measure years from the date of each purchase payment you make. The applicable percentages for each year in which you may incur a surrender charge are as follows:
Years since purchase payment	3% Premium Credit	4% Premium Credit	5% Premium Credit

Up to 1	8%	8%	8%
2	8%	8%	8%
3	8%	8%	8%
4	7%	7%	7%
5	6%	6%	6%
6	5%	5%	5%
7	4%	4%	4%
8	0%	3%	3%
9	0%	0%	2%
10	0%	0%	0%

We calculate the surrender charge by applying the total amount to be withdrawn against the purchase payments not previously withdrawn, beginning with the oldest purchase payment first, and multiplying by the applicable surrender charge percentages, except that the applicable surrender charge percentage that will apply to any "free withdrawal amount" in the current Certificate Year shall be 0%. We will deduct the surrender charges from the Sub-accounts and the Fixed Account in the same manner as we deduct the amount you withdraw. (See "Partial Withdrawals and Surrender".)

The surrender charge is used to cover the expenses of selling the Certificate, including the cost of sales literature and compensation paid to selling dealers. Selling dealers may receive up to 7.00% of purchase payments. (See "Sales of the Certificates".) We pay any expenses not covered by the surrender charge from our general account, which may include monies deducted from the Variable Account for the mortality and expense risk charge.

We will waive the surrender charge in the event a Covered Person is confined in a medical facility in accordance with the provisions and conditions of an endorsement to the Certificate relating to such confinement.

We may reduce or change any surrender charge percentage to 0% under a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

Deductions for Death Benefit Options

In addition to the standard death benefit, we offer two different death benefit options which increase the standard death benefit. You may elect either Option 1 or Option 2, or elect neither. You may not elect either Option 1 or Option 2 if all Covered Persons have attained age 85. You may only elect Option 1 or Option 2 at the time you purchase your Certificate. The charge for either option, on an annual basis, is equal to .15% of the benefit base. Your election of either Option 1 or Option 2 is irrevocable, and we will deduct the charge for as long as the Certificate remains in effect. You should carefully consider whether electing either option is right for you.

Option 1 provides a death benefit equal to the greater of the standard death benefit and the highest Certificate Value on any Certificate Anniversary prior to a Covered Person's attained age 86. That death benefit amount for the youngest Covered Person becomes the benefit base. We multiply that benefit base by .15% and the resulting dollar amount of the charge is deducted annually from the Certificate Value.

Option 2 provides a death benefit equal to the sum of the standard death benefit and a percentage of the amount, if any, by which the Certificate Value exceeds your purchase payments, up to an amount equal to the purchase payments you have paid. (The standard death benefit is the greater of (i) Certificate Value and (ii) purchase payments less withdrawals.) For example, if your total purchase payments equal $10,000 and your Certificate Value equals $25,000, even though the Certificate Value exceeds purchase payments by $15,000, the increase in the death benefit would be limited to a percentage of $10,000, the amount of purchase payments you have paid. Prior to a Covered Person's attained age 76 as of the Certificate Date the applicable percentage is 40%. After attained age 75 and prior to attained age 85 as of the Certificate Date, the applicable percentage is 25%. The Option 2 death benefit for any Covered Person who has attained age 85 as of the Certificate Date will be the standard death benefit. Thus, in the example above, if on the Certificate Date you were less than age 76, the death benefit would be $25,000 (the Certificate Value) plus 40% of $10,000 (the amount by which Certificate Value exceeds purchase payments, capped at the amount of purchase payments), for a total death benefit of $29,000. The death benefit for the youngest Covered Person becomes the benefit base.

We multiply the benefit base at each Certificate Anniversary by .15% and the resulting dollar amount of the charge is deducted annually from the Certificate Value. (See the "Death Benefit" provisions for a fuller explanation.)

As stated above, the death benefit option charge is a percentage of either of two different benefit base amounts. The standard death benefit constitutes a portion of each benefit base amount. Since we charge for the standard death benefit as part of the mortality and expense risk charge, the options potentially charge again for the same benefit whenever the option's benefit base amount is greater than the standard death benefit. If, however, the charge base for the options did not include the standard death benefit, we would need to set the option charge higher than the applicable .15%.

Deductions for Transfers of Variable Account Value

Currently, we do not charge a transfer fee. However, the Certificate allows us to charge up to $25 for each transfer in excess of 12 per year that occurs outside of the optional investment related programs. We will notify you prior to the imposition of any fee.

Deductions for Premium Taxes

We deduct the amount of any premium taxes required by any state or governmental entity. Currently, we deduct premium taxes from Certificate Value upon full surrender (including a surrender for the death benefit) or annuitization. The actual amount of any such premium taxes will depend, among other things, on the type of Certificate you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 5.0% of either total purchase payments or Certificate Value.

Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Certificate that a governmental authority requires us to withhold. See "Income Tax Withholding" and "Tax-Sheltered Annuities".

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the mortality and expense risk charge, the daily distribution charge, and, if applicable a tax charge factor. (See "Net Investment Factor".)

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and the deductions and expenses paid out of the assets of the Eligible Funds. The prospectus for the Eligible Fund describes these deductions and expenses.

Certificate Value Deductions

The certificate maintenance charge, surrender charge, the charge for the optional death benefits, transfer fee and premium taxes are each calculated independent of the other charges for purposes of determining the applicable charge amount and/or whether a charge waiver applies. Each charge amount is then deducted from the appropriate value under the Certificate.

OTHER SERVICES

The Programs. We offer the following optional investment-related programs under your Certificate, which are only available prior to the Income Date:
o	dollar cost averaging;

o	asset allocation;

o	systematic investment; and

o	systematic withdrawal.

A rebalancing program is available before and after the Income Date.

Under each program that uses transfers, we will never charge for the transfers between and among Sub-accounts and the Fixed Account. Each of the programs has its own requirements, as discussed below. We reserve the right to terminate any program and you may terminate your participation in any program at any time.

If you have submitted a telephone authorization form, you may make certain changes by telephone. For those programs involving transfers, you may change instructions by telephone with regard to which Sub-account value or Fixed Account Value may be transferred. We describe the current conditions and procedures in Appendix B.

Dollar Cost Averaging Program. Under the program, we make automatic transfers of Accumulation Units on a periodic basis out of the Stein Roe Money Market Sub-account or the One-Year Guarantee Period into one or more of the other available Sub-accounts you select. The program allows you to invest in the Sub-accounts over time rather than all at once. The program is available for purchase payments and amounts transferred into the Stein Roe Money Market Sub-account or the One-Year Guarantee Period. We reserve the right to limit the number of Sub-accounts you may choose; currently, there are no limits.

If you wish to participate in the program you must specify in writing the Stein Roe Money Market Sub-account or the One-Year Guarantee Period from which you want the transfers made. You must also tell us the monthly amount you want transferred (minimum $100) and the Sub-account(s) to which you want the transfers made. The first transfer will occur at the close of the valuation period designated by us that is within 30 days after we receive your request. Each subsequent periodic transfer will occur at the close of the same valuation period one month later. For example, if you select monthly transfers and the first transfer occurs on April 8, the second transfer will occur at the close of the valuation period that includes May 8. When the remaining value is less than the monthly transfer amount, we will transfer that remaining value and the program will end. Before this final transfer, you may extend the program by allocating additional purchase payments, or by transferring Certificate Value, to the Stein Roe Money Market Sub-account or the One-Year Guarantee Period.

You may change the monthly amount you want transferred, the Sub-account(s) to which you want transfers made, or end the program. The program will automatically end on the Income Date. We reserve the right to end the program at any time by sending you a notice one month in advance.

We must receive your written or telephone instructions by 4:00 PM Eastern Time of the business day before the next scheduled transfer in order for the new instructions to be in effect for that transfer. We establish conditions and procedures for telephone instructions for dollar cost averaging from time to time. The current conditions and procedures appear in Appendix B, and you will be notified prior to any changes.

We may from time to time offer a variation of the program described above that applies only to your initial purchase payment and that makes transfers to the Sub-account(s) you select from a One-Year Guarantee Period that is only available with dollar cost averaging. This One-Year Guarantee Period will have a higher interest rate than the regular One-Year Guarantee Period. We set the transfer time period(s) that you may select which is generally 6 or 12 months.

We calculate the monthly transfer amount by dividing the amounts allocated to the One-Year Guarantee Period by the number of months in the transfer time period. The last monthly transfer amount also includes all the interest credited to the One-Year Guarantee Period over the transfer time period. You may not change the transfer time period and/or the monthly transfer amount.

Asset Allocation Program. You may create your own asset allocation portfolio model using the variable Sub-accounts and the Guarantee Periods of the Fixed Account. Your allocation percentages must total 100% and each allocation percentage, if not zero, must be at least 5% and a whole number.

Alternatively, you may choose one of the following five asset allocation model portfolios for the Certificate that have been separately developed by Ibbotson Associates:
o	Model A -- Capital Preservation,

o	Model B -- Income and Growth,

o	Model C -- Moderate Growth,

o	Model D -- Growth, and

o	Model E -- Aggressive Growth.

If you create your own model or choose one of the models A through E, we will allocate your initial and subsequent purchase payments and Premium Credits among the specific Sub-accounts used in the applicable model based on the model's Sub-account percentages.

Before requesting us to apply any model to your Certificate, you should review its Sub-account allocations to determine that they correspond to your risk tolerance and time horizons.

For any particular model A through E, the percentage allocations of its Sub-accounts and the type of broad asset class (e.g., stocks, bonds) of each Sub-account determines the model's percentage allocations among the broad asset classes. These percentage allocations among Sub-accounts and broad asset classes under your Certificate may differ from those used in the same five models A through E offered under another certificate of ours that are described in other prospectuses.

Periodically Ibbotson Associates will review models A through E and may determine that a reconfiguration of the Sub-accounts and percentage allocations among those Sub-accounts is appropriate. You will receive notification prior to any reconfiguration.

The Fixed Account is not available in models A through E. You may, however, allocate initial or subsequent purchase payments, or Certificate Value, between models A through E and the Fixed Account.

Rebalancing Program. Rebalancing allows you to maintain the percentage of your Certificate Value allocated to each Sub-account at a pre-set level. Over time, the variations in each Sub-account's investment results will shift the balance of your Certificate Value allocations. Under the rebalancing program, each period, if the allocations change from your desired percentages, we will automatically transfer your Certificate Value, including new purchase payments and Premium Credits (unless you tell us otherwise), back to the percentages you specify. Rebalancing maintains your percentage allocations among Sub-accounts, although it is accomplished by reducing your Certificate Value allocated to the better performing Sub-accounts.

You may choose to have rebalancing done on a quarterly basis. We will automatically rebalance the Certificate Value of each Sub-account on the last day of the calendar quarter to match your current percentage allocations. We will not charge a transfer fee for rebalancing.

Generally, you may change your allocation percentages, choice of Sub-accounts, or terminate the program at any time by notifying us in writing. We must receive your changes 10 days before the end of the calendar quarter.

Certificate Value allocated to the Fixed Account is not included in the rebalancing program. After the Income Date, the rebalancing program applies only to variable annuity payments, and we will rebalance the number of Annuity Units in each Sub-account. Annuity Units are used to calculate the amount of each annuity payment.

If your total Certificate Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of rebalancing. We may change, terminate, limit or suspend rebalancing at any time.

Systematic Investment Program. You may make purchase payments for Non-Qualified Certificates through monthly deductions from your bank account or payroll. You may elect this program by completing and returning a systematic investment program application and authorization form to us. You may obtain an application and authorization form from us or your sales representative. There is a current minimum of $50 per payment for the program.

Systematic Withdrawal Program. To the extent permitted by law, if you enroll in the systematic withdrawal program, we will make monthly, quarterly, semi-annual or annual distributions directly to you. We will treat such distributions for federal tax purposes as any other withdrawal or distribution of Certificate Value. We will also treat such distributions as partial withdrawals for all purposes under the Certificate, including the calculation of the amount you would receive if you revoke the Certificate under the "Right to Revoke" provision. You may make systematic withdrawals from any Sub-accounts or any Guarantee Period of the Fixed Account. However, any withdrawal from a Guarantee Period with an original length of two or more years may be subject to a market value adjustment (see Appendix A).

In each Certificate Year, your systematic withdrawals will not incur a surrender charge if the withdrawals do not exceed the "free withdrawal amounts" (see "Deductions for Surrender Charge"). The amount you may systematically withdraw without incurring a surrender charge is:
(a)	in the first Certificate Year, up to 10% of purchase payments, and

(b)	in the second or later Certificate Year, up to 10% of the Certificate Value as of the preceding Certificate Anniversary.

If you revoke the program in the first Certificate Year, any subsequent partial withdrawals during that Certificate Year will immediately become subject to a surrender charge.

Unless you specify the Sub-account(s) or the Fixed Account from which you want withdrawals made, or if the amount in a specified Sub-account is less than the predetermined amount, we will make withdrawals under the program in the manner specified for partial withdrawals in "Partial Withdrawals and Surrender". We will process all Sub-account withdrawals under the program by canceling Accumulation Units equal in value to the amount to be distributed to you and to the amount of any applicable surrender charge.

You may combine the program with all other programs except the systematic investment program.

It may not be advisable to participate in the systematic withdrawal program and incur a surrender charge and income taxes when making additional purchase payments under the Certificate.

Appendix C describes the systematic withdrawal program in greater detail, including the four payment types currently available.

THE CERTIFICATES

Variable Account Value

The Variable Account Value for your Certificate is based on the sum of your proportionate interest in the value of each Sub-account to which you have allocated values. We determine the value of each Sub-account at any time by multiplying the number of Accumulation Units attributable to that Sub-account by its Accumulation Unit value.

Each purchase payment you make, and the resulting Premium Credit, results in the credit of additional Accumulation Units to your Certificate and the appropriate Sub-account. Purchase payments and Premium Credits are credited to your Certificate using the Accumulation Unit value that is next calculated after we receive your purchase payment. The number of additional units for any Sub-account will equal the amount allocated to that Sub-account divided by the Accumulation Unit value for that Sub-account at the time of investment. We process transactions other than purchase payments using the Accumulation Unit value that is calculated at the end of the valuation period during which the transaction occurs.

Valuation Periods

We determine the value of the Variable Account each valuation period using the net asset value of the Eligible Fund shares. A valuation period is the period generally beginning at 4:00 P.M. (ET), or any other time for the close of trading on the New York Stock Exchange, and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor

Your Variable Account Value will fluctuate with the investment results of the underlying Eligible Funds you have selected. In order to determine how these fluctuations affect value, we use an Accumulation Unit value. Each Sub-account has its own Accumulation Units and value per unit. We determine the unit value applicable during any valuation period at the end of that period.

When we first purchased Eligible Fund shares on behalf of a Sub-Account, we valued each Accumulation Unit at a specified dollar amount. The Unit value for each Sub-account in any valuation period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from valuation period to valuation period. We calculate a net investment factor for each Sub-account according to the following formula (a / b) - c, where:
(a)	is equal to:

	(i)	the net asset value per share of the Eligible Fund at the end of the valuation period; plus

	(ii)	the per share amount of any dividend or other distribution the Eligible Fund made if the record date of such distribution occurs during that same valuation period.

(b)	is the net asset value per share of the Eligible Fund at the end of the prior valuation period.

(c)	is equal to:

	(i)	the valuation period equivalent of the mortality and expense risk charge; plus

	(ii)	the valuation period equivalent of the daily distribution charge; plus

	(iii)	a charge factor established by us for any taxes resulting from the operations of that Sub-account (currently zero).

We may eliminate the daily distribution charge in (c)(ii) above for certain Certificates we issue in an internal exchange or transfer.

Modification of the Certificate

Only our President or Secretary may agree to alter the Certificate or waive any of its terms. A change may be made to the Certificate if there have been changes in applicable law or interpretation of law. Any changes will be made in writing and with your consent, except as may be required by applicable law.

Right to Revoke

You may return the Certificate within 10 days after you receive it by delivering or mailing it to us. The postmark on a properly addressed and postage-prepaid envelope determines if a Certificate is returned within the period. We will treat the returned Certificate as if we never issued it and will refund either the Certificate Value or purchase payments, whichever is required by state law. In those states that require a return of Certificate Value, we will return your purchase payment, adjusted for either positive or negative investment experience, without consideration of the Premium Credit. Thus, the Premium Credit does not vest until the right to revoke period ends and we bear any investment loss, or retain any investment gain, produced by the Premium Credit. In states where we will refund your Certificate Value, you bear the investment risk with respect to your purchase payment during the period prior to our receiving your request for cancellation. You may ask us which standard applies to your state.

If we deliver your Certificate to you in California and you are age 60 or older, you may return the Certificate to us or to the agent from whom you purchased it. If you return the Certificate within 30 days after you received it, we will refund the Certificate Value.

DEATH PROVISIONS FOR NON-QUALIFIED CERTIFICATES

Death of a Covered Person

This section describes under different scenarios who owns the Certificate after a relevant death and what rights that Owner has, who will become the new annuitant, if applicable, and the point in time at which we calculate the death benefit. We calculate the death benefit only once while a Certificate is in effect. However, depending upon the circumstances, the Certificate may remain in effect after we calculate the death benefit.

Covered Persons are you, or any joint Certificate Owner(s), or the Annuitant. If there is a non-natural Certificate Owner, such as a trust, the Annuitant is the sole Covered Person. Upon the death of any Covered Person while the Certificate is In Force, the Designated Beneficiary will become the new Certificate Owner, and a new Designated Beneficiary will be created. The Designated Beneficiary is determined in the following order after the death of a Covered Person: you; the joint Certificate Owner(s); the primary beneficiary(ies); the contingent beneficiary(ies); and your estate. If you and one or more joint Certificate Owners are alive, all such persons collectively will be the new Owner.

During any period following a relevant death while the Certificate is continued and in effect, the Designated Beneficiary may exercise all ownership rights, including the right to make purchase payments, to make transfers and partial withdrawals, and to surrender the Certificate for its Certificate Withdrawal Value, as it may be adjusted. (See "Standard Death Benefit" section.)

If the decedent was the Certificate Owner and the surviving spouse is the sole Designated Beneficiary,

he or she as the new Owner may either surrender the Certificate for the death benefit or continue it until his or her death, or the death of the Annuitant, if a different person. If the new Owner continues the Certificate, we will not calculate the death benefit until the subsequent death. If the deceased Owner was also the Annuitant, the new Annuitant will be any living contingent Annuitant, or if none, the Designated Beneficiary. Upon the death of the new Annuitant or the surviving spouse, the Designated Beneficiary may either surrender the Certificate or continue it for a period not to exceed five years from the date of death. We calculate the death benefit after the death, when the Designated Beneficiary elects to surrender or continue the Certificate.

If the decedent was the Certificate Owner and the surviving spouse is not the sole Designated Beneficiary,

he or she as new Owner may either surrender the Certificate or continue it for a period not to exceed five years from the date of death. We calculate the death benefit after the death, when the Designated Beneficiary elects to surrender or continue the Certificate.

If the decedent was the Annuitant but not a Certificate Owner, and if you and any joint Certificate Owner(s) are all natural persons,

all such persons as the Designated Beneficiary become the new Certificate Owner and may either surrender the Certificate for the death benefit or continue it until the death of a new Owner or the new Annuitant. The new Annuitant will be any living contingent Annuitant, you, or any person you designate within 60 days of the date of the death of the Annuitant. If the new Certificate Owner continues the Certificate, we will calculate and pay the death benefit upon the first to die of the new Certificate Owner and the new Annuitant.

If the decedent was the Annuitant but not a Certificate Owner, and if you or any joint Certificate Owner(s) is a non-natural person, such as a trust,

all such persons as the Designated Beneficiary become the new Certificate Owner and new Annuitant and may surrender the Certificate for the death benefit or continue if for a period not to exceed five years from the date of death of the Annuitant. We calculate the death benefit after the death of the Annuitant, when the Designated Beneficiary elects to surrender or continue the Certificate.

If the Certificate is still in effect at the end of a five-year continuation period, we will pay the Certificate Value less any premium taxes to the Designated Beneficiary. If the Designated Beneficiary is not alive, we will pay any person(s) named in writing by the Designated Beneficiary; otherwise we will pay the estate of the Designated Beneficiary.

Systematic Withdrawal and Systematic Investment Programs. After we receive due proof of death or receive information about a death that we reasonably believe to be true, we will end any systematic withdrawal program and/or systematic investment program, unless
o	with respect to systematic withdrawals, the Designated Beneficiary is a Certificate Owner who requested us to begin the program and/or has been the sole or joint recipient of the payments, and

o	with respect to systematic investments, the decedent was a non-owner Annuitant.

If we end your systematic withdrawal program based on the above but have paid any systematic withdrawal(s) after death to a person other than the Designated Beneficiary, we will use reasonable efforts to have the recipient return the systematic withdrawal amount(s) so that it may be paid to the Designated Beneficiary or added to the Certificate Value if the Designated Beneficiary elects to continue the Certificate. If the recipient does not return the payment(s), we are not responsible to pay the Designated Beneficiary for those payments.

Standard Death Benefit

Except in the circumstances described above when we defer calculating the death benefit, we calculate the death benefit after the death of the first Covered Person to die while the Certificate is in effect, and after we have received due proof of death and a written request from the Designated Beneficiary to surrender or continue the Certificate.

The standard death benefit is the greater of
o	the current "net purchase payment death benefit", less any premium taxes, and

o	the current Certificate Value, less any premium taxes.

The death benefit does not affect the Certificate Value prior to the death of a Covered Person, but may increase it after such a death. If the Designated Beneficiary surrenders the Certificate for the death benefit, we will pay the greater of the two amounts described above. If the death is one which requires a calculation of the death benefit, and on the date we receive due proof of death and a written election to continue the Certificate the current "net purchase payment death benefit" is greater than the current Certificate Value, we add the difference to the Certificate Value. We allocate this additional amount to the Variable Account and/or the Fixed Account based on the current purchase payment allocation selection then in effect.

Net Purchase Payment Death Benefit. The net purchase payment death benefit is:
o	the initial purchase payment, plus

o	any additional purchase payments made prior to the death benefit calculation date, less

o	any partial withdrawals (including any applicable surrender charges) made prior to the death benefit calculation date.

Death Benefit Option 1

Greatest Anniversary Value. When you purchase the Certificate, you may elect in writing the Option 1 Greatest Certificate Anniversary Death Benefit. The election is irrevocable. Under this option, if any Covered Person has not attained age 85 on the Certificate Date, upon the death of such Covered Person, the death benefit will be the greater of the Option 1 Greatest Certificate Anniversary Death Benefit and the standard death benefit. The standard death benefit applies upon the death of any Covered Person who has attained age 85 as of the Certificate Date.

The Greatest Anniversary Value for each applicable Covered Person initially equals the Certificate Value on the first Certificate Anniversary. We determine annually the Greatest Anniversary Value on Certificate Anniversaries until such Covered Person attains age 86. We make adjustments daily between Certificate Anniversaries if you make a purchase payment or partial withdrawal. Each day we adjust the Greatest Anniversary Value by adding any additional purchase payments and Premium Credits made that day, and subtracting the following amount for each partial withdrawal made that day:
o	the amount of the partial withdrawal (including any applicable surrender charge),

o	divided by the Certificate Value immediately before the withdrawal, and

o	multiplied by the "Greatest Anniversary Value" immediately before the withdrawal.

On the second and each subsequent Certificate Anniversary, we compare the then current Certificate Value to the Greatest Anniversary Value, adjusted as described above for any purchase payments and Premium Credits and/or partial withdrawals during the Certificate Year ending on that Certificate Anniversary. If the then current Certificate Value exceeds the adjusted Greatest Anniversary Value, the then current Certificate Value will become the new Greatest Anniversary Value. Except as set forth below with respect to adding or changing a Covered Person, we will no longer adjust the Greatest Anniversary Value to reflect changes in the Certificate Value:
o	after the last Certificate Anniversary before such Covered Person's death, if the Covered Person dies prior to attaining age 86, or

o	after such Covered Person has attained age 86, if the Covered Person dies on or after attaining age 86.

Thereafter, until the date of death, we will continue to adjust, as described above, the Greatest Anniversary Value to reflect purchase payments, Premium Credits and/or partial withdrawals.

Between the date of death and the calculation of the death benefit upon receipt of the Designated Beneficiary's request to surrender or continue the Certificate for the death benefit, we will further adjust the Greatest Anniversary Value for each applicable Covered Person by adding purchase payments and Premium Credits and/or subtracting partial withdrawals. Partial withdrawals are subtracted on a dollar-for-dollar basis as described above with respect to the net purchase payment death benefit.

You may add or replace any Covered Person. If the new Covered Person had attained age 85 as of the Certificate Date, the Greatest Anniversary Value will not apply at the death of the new Covered Person. Also, if at the time you add or replace a Covered Person all of the existing Covered Persons have survived until the Certificate Anniversary immediately preceding the date they attain age 85, the Greatest Anniversary Value for the new Covered Person will equal the Greatest Anniversary Value of the youngest of the other Covered Persons. That value will change only if we adjust it as described in the prior paragraph to reflect the addition of purchase payments and Premium Credits and/or the subtraction of partial withdrawals.

If you elect this death benefit option, we will continue to charge .15% until either the death benefit is paid or the Income Date occurs, even after we cease to calculate the Greatest Anniversary Value because of the attained age of the Covered Persons. Thus you should consider the ages of all of the Covered Persons to decide whether this death benefit option is right for you.

Death Benefit Option 2

Leveraged Earnings. When you purchase the Certificate you may elect in writing the Option 2 Leveraged Earnings Death Benefit. The election is irrevocable. Under this option, for any Covered Person who has not attained age 85 as of the Certificate Date, the death benefit will be the Option 2 Death Benefit. Only the standard death benefit applies upon the death of any Covered Person who has attained age 85 as of the Certificate Date.

The Option 2 Death Benefit equals the sum of the standard death benefit plus a percentage of the lesser of

o	purchase payments less withdrawals, and

o	Certificate Value less purchase payments. (minimum $0)

If the Covered Person as of the Certificate Date was less than attained age 76, the percentage is 40%. If the Covered Person as of the Certificate Date had attained age 76, but was less than attained age 85, the percentage is 25%. The effect of this option is that if, whether by withdrawals or adverse investment performance, the Certificate Value is less than the amount of purchase payments, the Option 2 Death Benefit is no greater than the standard death benefit. Additionally, if the Certificate Value is more than twice the amount of purchase payments, the percentage (either 40% or 25%, depending upon age) will never be applied to an amount in excess of the purchase payments. You should consider your expected use of partial withdrawals and your investment expectations before electing the Option 2 Death Benefit.

You may add or replace any Covered Person. If the new Covered Person had attained age 85 as of the Certificate Date, the Option 2 Death Benefit will not apply at the death of that new Covered Person. If the new Covered Person had not attained age 85 as of the Certificate Date, the Option 2 Death Benefit for that Covered Person will be the sum of the standard death benefit, plus 25% of the lesser of
o	purchase payments less withdrawals, and

o	Certificate Value less purchase payments. (minimum $0)

Charge for the Optional Death Benefits. The yearly charge for either optional death benefit is .15%. On each Certificate Anniversary we calculate and deduct the dollar amount of the yearly charge as follows:
o	we identify the youngest Covered Person and determine on each Certificate Anniversary the amount of the elected Option 1 or Option 2 Death Benefit,

o	we multiply that amount by .15% to determine the dollar amount of the charge, and

o

we then deduct the dollar amount of the charge from your Certificate Value. We will deduct the charge from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, we will deduct the charge amount, or the excess portion, from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value.

If you surrender your Certificate during a Certificate Year before the Certificate Anniversary, we will deduct a pro-rata amount of the full yearly charge from your Certificate Value. We first determine the applicable full yearly charge. We will use the yearly charge we computed as of the prior Certificate Anniversary unless you have made any purchase payments and/or partial withdrawals since then. If so, we will use a yearly charge that may be higher or lower since we may adjust the applicable death benefit to reflect each purchase payment and withdrawal you made since the Anniversary. We will then calculate a pro-rata amount of the applicable yearly charge by multiplying it further by the ratio of the number of days from the Certificate Anniversary until the day of surrender to the total number of days (generally 365) in the Certificate Year of surrender.

No charge amount will be due:
o	upon surrender of the Certificate if the death benefit is being calculated at that time because the Designated Beneficiary has elected to surrender the Certificate (see "Standard Death Benefit"), or

o	on the Income Date.

Also, if we deduct a charge amount on any Certificate Anniversary during the period
o	starting when we receive due proof of death or similar information we reasonably believe to be true and

o	ending when we calculate the death benefit because the Designated Beneficiary has elected to surrender or continue the Certificate,

we will refund each such charge amount by adding it either to the surrender payment or to the Certificate Value in the case of a continuation.

Payment of Death Benefit

Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any surrender death benefit of $5,000 or more under an annuity payment option that meets the following:
o	the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

o

any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time during which the remaining payments are to be made.

DEATH PROVISIONS FOR QUALIFIED CERTIFICATES

If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate. If the Designated Beneficiary chooses in writing to surrender the Certificate for the death benefit, we will pay the greater of the standard death benefit, or any optional death benefit you have elected, less any premium taxes. This surrendered death benefit may be applied to an annuity payment option in accordance with "Payment of Death Benefit" above.

If the Annuitant's surviving spouse is the sole Designated Beneficiary and he or she chooses to continue the Certificate instead of surrendering it for the death benefit, the death benefit will be calculated following his or her death in the same manner as the non-qualified Certificate death benefit.

If any other Designated Beneficiary chooses to continue the Certificate instead of surrendering it for the death benefit, we will determine both the death benefit calculation and any addition to the current Certificate Value in the same manner as the non-qualified Certificate death benefit. The Certificate may continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this continuation period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to totally surrender the Certificate for its Certificate Withdrawal Value. If the Certificate is still in effect at the end of the continuation period, we will automatically end it then by paying the Certificate Value less any premium taxes to the Designated Beneficiary. If the Designated Beneficiary is not alive then, we will pay any person(s) named by the Designated Beneficiary in writing; otherwise we will pay the Designated Beneficiary's estate.

CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application. You may exercise all the rights of the Certificate. Joint Certificate Owners are permitted. Contingent Certificate Owners are not permitted.

You may direct us in writing to change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of that person.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. You should consult the plan administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

ASSIGNMENT

You may assign the Certificate at any time. You must file a copy of any assignment with us. Your rights and those of any revocably-named person will be subject to the assignment. A Qualified Certificate may have limitations on your ability to assign the Certificate.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

PARTIAL WITHDRAWALS AND SURRENDER

You may make partial withdrawals from the Certificate by notifying us in writing. The minimum withdrawal amount is $300. We may permit a lesser amount with the systematic withdrawal program. If the Certificate Value after a partial withdrawal would be below $2,500, we will treat the request as a withdrawal of only the amount over $2,500. The amount withdrawn will include any applicable surrender charge and may be greater than the amount of the surrender check requested. Unless you specify otherwise, we will deduct the total amount withdrawn from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, the amount surrendered, or the excess portion, will be deducted from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value. Amounts withdrawn or surrendered from the Fixed Account may be adjusted upward or downward by a Market Value Adjustment. See Appendix A.

You may totally surrender the Certificate by notifying us in writing. Surrendering the Certificate will end it. Upon surrender, you will receive the Certificate Withdrawal Value.

We will pay the amount of any surrender within seven days of receipt of your request. Alternatively, you may purchase for yourself an annuity payment option with any surrender benefit of at least $5,000. If the Certificate Owner is not a natural person, we must consent to the selection of an annuity payment option.

You may not surrender annuity options based on life contingencies after annuity payments have begun. You may surrender Option A, described in "Annuity Options" below, which is not based on life contingencies, if you have selected a variable payout.

Because of the potential tax consequences of a partial withdrawal or surrender, you should consult a competent tax adviser.

Participants under Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that you may not be able to take a partial withdrawal or surrender the Certificate under a Qualified Plan. You should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

ANNUITY PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments to the Annuitant under the Annuity Option or Options you have chosen. We determine the amount of the initial payment(s) on the Income Date by using the following formula:
o	your Certificate Value,

o	plus any positive or negative market value adjustment applicable to any Fixed Account Value (see Appendix A),

o	minus any premium taxes not previously deducted, and

o	minus any applicable certificate maintenance charge on the Income Date.

Annuity Option and Income Date

You may select an Annuity Option and Income Date at the time of application or later. Any Income Date must be:

o	for variable annuity options, not earlier than the first day after the Certificate Date,

o	for fixed annuity options, not earlier than the first Certificate Anniversary, and

o	not later than the earlier of

(i) the later of the Annuitant's 90th birthday and the 10th Certificate Anniversary or

(ii) any maximum date permitted under state law.

You may continue to make purchase payments until you reach your Income Date.

If you do not select an Annuity Option, we automatically choose Option B. If you do not select an Income Date for the Annuitant, the Income Date will automatically be the latest date specified above.

You may choose or change an Annuity Option or the Income Date by writing to us at least 30 days before the Income Date.

Annuity Options

The Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed;

Option C: Joint and Last Survivor Income; and

Option D: Life Income.

You may arrange other options if we agree. Each option is available in two forms - as a variable annuity for use with the Variable Account and as a fixed annuity for use with our general account Fixed Account. Variable annuity payments will fluctuate. Fixed annuity payments will not fluctuate. We determine the dollar amount of each fixed annuity payment by:
(a)

deducting from the Fixed Account Value, increased or decreased by a market value adjustment described in Appendix A, any premium taxes not previously deducted and any applicable certificate maintenance charge;

(b)	dividing the remainder by $1,000; and

(c)	multiplying the result by the greater of:
	(i)	the applicable factor shown in the appropriate table in the Certificate; and
	(ii)	the factor we currently offer at the time annuity payments begin. We may base this current factor on the sex of the payee unless we are prohibited by law from doing so.

If you do not select an Annuity Option, we will automatically apply Option B. Unless you choose otherwise, we will apply:
o	Variable Account Value, less any premium taxes not previously deducted and less any applicable certificate maintenance charge, in its entirety to a variable annuity option, and

o	Fixed Account Value, increased or decreased by a market value adjustment described in Appendix A and less any premium taxes not previously deducted, in its entirety to a fixed annuity option.

The same amount applied to a variable option and a fixed option will produce a different initial annuity payment and different subsequent payments.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available under any variable or fixed option is less than $5,000, we reserve the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

We will make annuity payments monthly unless you have requested in writing quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 10 nor more than 50. You may choose a period of years over 30 only if it does not exceed the difference between age 100 and the payee's age on the date of the first payment. We refer to Option A as Preferred Income Plan (PIP) when we are making variable annuity payments. At any time while we are making variable annuity payments, the payee may elect to receive the following amount:
o

the present value of the remaining variable annuity payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate for variable annuity payments is also referred to as the assumed investment rate (AIR) or benchmark rate and it is 6% per year (5% per year for Oregon and Texas Certificates), unless you chose 3% per year at the time the option was selected); less

o	any surrender charge due by treating the value defined above as a total surrender.

Instead of receiving a lump sum, the payee may elect another payment option and we will not reduce the amount applied to the new option by the surrender charge above.

If, at the death of the payee, Option A payments, whether variable or fixed, have been made for fewer than the chosen number of years:
o	we will continue payments during the remainder of the period to the successor payee; or

o	the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option.

The mortality and expense risk charge is deducted during the Option A payment period if a variable payout has been selected, but we have no mortality risk during this period.

You may choose a "level monthly" payment option for variable payments under Option A. Under this option, we convert your annual payment into 12 equal monthly payments. Thus the monthly payment amount changes annually instead of monthly. We will determine each annual payment as described below in "Variable Annuity Payment Values", place each annual payment in our general account, and distribute it in 12 equal monthly payments. The sum of the 12 monthly payments will exceed the annual payment amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. If the payments are commuted, we will use the commutation method described above for calculating the present value of remaining annual payments and use the interest rate that determined the current 12 monthly payments to commute any unpaid monthly payments.

Currently, we permit the original payee to make a number of changes to variable payments under Option A. Changes can only be made on the anniversary of the date of your first payment.

For regular PIPs, the permissible changes include:
o	shortening or lengthening the period certain provided the payments already made and those to be made meet the 10 - 50 year and age 100 limits described above;

o	changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

o	changing to the "level monthly" option;

o	changing the AIR or benchmark rate;

o	changing the payment frequency; and

o	changing the day of the month on which payment occurs.

For "level monthly" PIPs, the permissible changes include:
o	shortening or lengthening the period certain provided the payments already made and those to be made meet the 10 - 50 year and age 100 limits described above;

o	changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

o	changing to the regular PIP option;

o	changing the AIR or benchmark rate; and

o	changing the day of the month on which payment occurs.

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for fewer than 10 years:
o	we will continue payments during the remainder of the period to the successor payee; or

o

the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 6% per year (5% per year for Oregon and Texas Certificates), unless you chose 3% per year at the time the option was selected.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. It is possible under this option to receive only one annuity payment if both payees die after the receipt of the first payment, or to receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Option D: Life Income. We will pay an annuity for as long as the payee is alive. The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex. It is possible under this option to receive only one annuity payment if the payee dies after the receipt of the first payment, or to receive only two annuity payments if the payee dies after receipt of the second payment, and so on.

Variable Annuity Payment Values

We determine the amount of the first variable annuity payment by using an annuity purchase rate based on an assumed annual investment rate (AIR or benchmark rate) of 6% per year (5% per year for Oregon and Texas Certificates), unless you choose 3% in writing. (See below and "Variable Annuity Payment Values" in the Statement of Additional Information for more information on AIRs.) Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the mortality and expense risk charge and the distribution charge) is better or worse than the assumed investment rate. The total dollar amount of each variable annuity payment will be equal to:
o	the sum of all Sub-account payments, less

o

the pro-rata amount of the annual certificate maintenance charge. (See "Deductions for Certificate Maintenance Charge" for the circumstances under which this charge will be waived under variable payments Option A.)

Currently, there is no limit on the number of times or the frequency with which a payee may instruct us to change the Sub-account(s) used to determine the amount of the variable annuity payments. Currently, there is also no charge for such transfers.

If you apply an amount of Sub-account value to a particular payment option, your initial payment will be larger if you select a 6% AIR instead of a 3% AIR but, all other things being equal, your subsequent 6% AIR payments have the potential for increasing in amount by a smaller percentage and for decreasing in amount by a larger percentage. Note that these changes in payment amounts are on a percentage basis and do not illustrate when, if ever, the 6% AIR payment amount might become less than the 3% AIR payment amount. Note though that if you select Option A (Income for a Fixed Number of Years) and payments continue for the entire period, the 6% AIR payment amount will start out being larger than the 3% AIR payment amount but eventually the 6% AIR payment amount will become less than the 3% AIR payment amount.

Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayments with the next annuity payment and deduct any overpayments, unless repaid in one sum, from future annuity payments until we are repaid in full.

SUSPENSION OF PAYMENTS

We reserve the right to postpone surrender payments from the Fixed Account for up to six months. We also reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:
o	the New York Stock Exchange is closed other than customary weekend or holiday closings;

o	trading on the Exchange is restricted;

o	an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

o	the Securities and Exchange Commission permits delay for the protection of security holders.

The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the above conditions exist.

TAX STATUS

Introduction

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service .

The Certificate is for use by individuals in retirement plans, which may or may not be Qualified Plans under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which you purchase the Certificate and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial withdrawal, an assignment or gift of the Certificate, or annuity payments. A trust or other entity owning a Non-Qualified Certificate, other than as an agent for an individual, is taxed differently; increases in the value of a Certificate are taxed yearly whether or not a distribution occurs.

Surrenders, Death Benefit Payments, Assignments and Gifts. If you fully surrender your Certificate, the portion of the surrender payment that exceeds your cost basis in the Certificate is subject to tax as ordinary income. For Non-Qualified Certificates, the cost basis is generally the amount of the purchase payments made for the Certificate. Since Premium Credits are not treated as purchase payments, they do not increase your cost basis. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income. A Designated Beneficiary receiving a lump sum death benefit payment after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects that the lump sum not be paid in order to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds purchase payments. Then, to the extent the Certificate Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to you. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial withdrawal amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate, you will be treated as if you had received the amount assigned or pledged. You will be subject to taxation under the rules applicable to partial withdrawals or surrenders. If you give away your Certificate to anyone other than your spouse, you are treated for income tax purposes as if you had fully surrendered the Certificate.

A special computational rule applies if we issue to you, during any calendar year, two or more Certificates, or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under Section 72(e) of the Code. All of the contracts will be treated as one contract. We believe this means the amount of any distribution under any one contract will be includable in gross income to the extent that at the time of distribution the sum of the values for all the contracts exceeds the sum of their cost basis.

Annuity Payments. We determine the non-taxable portion of each variable annuity payment by dividing the cost basis of your values allocated to Variable Account Value by the total number of expected payments. We determine the non-taxable portion of each fixed annuity payment with an "exclusion ratio" formula, which establishes the ratio that the cost basis of your values allocated to Fixed Account Value bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "level monthly" payment option available under Annuity Option A, pursuant to which each annual payment is placed in our general account and paid out with interest in 12 equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.

Following any change by the payee to variable annuity payments under Option A, other than a change of the payment day of the month or a change from regular PIP to "level monthly" PIP (or vice versa) where the remaining payment length stays the same, the non-taxable portion of each payment will be recalculated in accordance with IRS standards.

Penalty Tax. Payments received by you, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on the following amounts received:

o	after the taxpayer attains age 59-1/2;

o	in a series of substantially equal payments made for life or life expectancy;

o	after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant);

o	if the taxpayer becomes totally and permanently disabled; or

o

under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments; provided that only one purchase payment is made to the Certificate, that the Certificate is not issued as a result of a Section 1035 exchange, and that the first annuity payment begins in the first Certificate Year.

Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" (TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account (IRA).

Section 1035 Exchanges. You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:
o	the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates";

o

purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

o	purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
	(i)	the penalty tax does not apply to any distribution;
	(ii)	partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
	(iii)	assignments are not treated as surrenders subject to taxation.

We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Certificate, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate will not be treated as an annuity contract. As a consequence, income earned on a Certificate would be taxable to you in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, we could be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations that will prescribe the circumstances in which your control of the investments of a segregated asset account may cause you, rather than us, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. We, however, have reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since no regulations have been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, you are urged to consult with your tax adviser.

Qualified Plans

The Certificate may be used with several types of Qualified Plans. Under the Code, Qualified Plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Certificate in a Qualified Plan, you should only consider the Certificate's other features, including the availability of lifetime annuity payments and death benefit protection.

The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection with them. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of purchase payments from gross income for tax purposes. However, such purchase payments may be subject to Social Security (FICA) taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity" (TSA).

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only:

o	when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or

o	in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you have requested a distribution from a Certificate, we will notify you if all or part of such distribution is eligible for rollover to another TSA or to an individual retirement annuity or account (IRA). Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate unless you direct us in writing to transfer the amount as a direct rollover to another TSA or IRA.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities are subject to limitations on the amount that may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Section 408(b) Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

Deferred Compensation Plans with Respect to Service for State and Local Governments

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Certificate can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or are resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Certificate prior to the Income Date. The number of shares held in each Sub-account that are attributable to you is determined by dividing your Variable Account Value in each Sub-account by the net asset value of the applicable share of the Eligible Fund. The payee has the voting interest after the Income Date under an annuity payment option. The number of shares held in the Variable Account that are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which a person has a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having a voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions.

SALES OF THE CERTIFICATES

Keyport Financial Services Corp. ("KFSC"), our subsidiary, serves as the principal underwriter for the Certificate described in this prospectus. Salespersons who represent us as variable annuity agents will sell the Certificates. Such salespersons are also registered representatives of broker/dealers who have entered into distribution agreements with KFSC. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110.

A dealer selling the Certificate may receive up to 7.00% of purchase payments, and additional compensation later based on the Certificate Value attributable to those payments. The percentage may increase to 8.00% during certain time periods Keyport and KFSC select. In addition, under certain circumstances, we or certain of our affiliates, under a marketing support agreement with KFSC, may pay certain sellers for other services not directly related to the sale of the Certificates, such as special marketing support allowances.

We may sell Certificates with lower or no dealer compensation to a person who is an officer, director, or employee of ours or an affiliate of ours or to any Qualified Plan established for such a person. Such Certificates may be different from the Certificates sold to others in that they have higher Premium Credits which approximate the expenses Keyport does not incur as a result of lower or no dealer compensation.

We may sell Certificates with lower or no dealer compensation as part of an exchange program for other fixed ("Old FA") and variable ("Old VA") annuity contracts we previously issued. A Certificate issued in exchange for an Old VA that has a contingent deferred sales charge provision will be issued with an exchange endorsement. One effect of the endorsement is that we will not assess a surrender charge under the Old VA at the time of the exchange. The exchange endorsement provides that we will calculate any surrender charge assessed under the Certificate in relation to the initial purchase payment (i.e., the amount exchanged) based on the actual time of each purchase payment under the Old VA. The endorsement also provides that we will not refund the amount described in "Right to Revoke" if the Certificate is returned. Instead, we will return the Old VA to the owner and treat it as if no exchange had occurred.

Under any exchange program of ours, we treat the exchange as being income tax free. Before making any exchange, you should consult a competent tax advisor and, for Old VA to Certificate exchanges, you also should consider the differences between the two variable annuities, including the Sub-account selections.

You may make an exchange to a Certificate if we are making variable annuity payments for a fixed number of years under an Old VA. Under your Certificate, the Income Date will be the date of the next scheduled payment under the Old VA and the payment period will be the payment period remaining under the Old VA. On the Certificate Date of your new Certificate, the present value of the remaining annuity payments under the Old VA will be allocated to the Sub-account(s) you select under the Certificate and the amount of future variable annuity payments under your Certificate will be based upon the investment return of those Sub-accounts(s). From the Certificate Date to the Income Date, we will treat your Certificate as one under which periodic annuity payments have begun, and not one that has values based on Accumulation Units. Other than the change in Sub-account allocation described above, we do not permit you to make any changes as you exchange from the Old VA to your Certificate.

PERFORMANCE INFORMATION

We may from time to time advertise certain performance information concerning the Sub-accounts.

Performance information is not an indicator of either past or future performance of a Certificate.

We may advertise total return information for the Sub-accounts for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.

Average annual total return information shows the average annual compounding percentage change applied to the value of an investment which includes a Premium Credit in the Sub-account from the beginning of the measuring period to the end of that period. Average annual total return reflects historical investment results, less all Sub-account and Certificate charges and deductions as required by certain regulatory rules. This calculation also reflects any surrender charge that would apply if you surrendered the Certificate at the end of each period indicated. We do not deduct premium taxes or any charge for optional benefits from average annual total return. Average annual total return would be less if these charges were deducted.

In order to calculate average annual total return, we divide the change in value of a Sub-account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.

We also may present additional non-standardized total return information that is computed on a different basis. Any non-standardized total return will be accompanied by average annual total return calculated as described above:
o

First, we may present total return information without any Premium Credits and any deduction of the surrender charge. This presentation assumes that the investment in the Certificate continues beyond the period when the surrender charge applies. This is consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will be higher using this method than the standard method described above.

o

Second, we may present total return information calculated as described above, except that the Premium Credit, surrender charge, the certificate maintenance charge and premium taxes are not deducted. Thus, the calculation is simplified. We divide the change in a Sub-account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-account at the beginning of the period. We may calculate a 12-month change rate. If we calculate a rate for longer periods, we annualize the total rate in order to obtain the average annual percentage change for that period. The percentages would be less if these charges were included.

o

Third, certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Certificates described in this prospectus. We may present performance information for such periods based on the historical results of the Eligible Funds and applying the Certificate's fees and charges for the specified time periods other than the Premium Credit and applicable surrender charges. The percentages would be less if these charges were included.

We may advertise yield and effective yield information for the Stein Roe Money Market Sub-Account. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account and a Certificate but does not include any optional benefit charge, surrender charges and premium tax charges. The yield would be lower if these charges were included.

We calculate the effective yield of the Stein Roe Money Market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

We may provide to you and prospective Contract Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter is a party. We are engaged in various kinds of routine litigation that, in our judgment, is not of material importance in relation to our total capital and surplus.

INQUIRIES BY CERTIFICATE OWNERS

You may write us with questions about your Certificate to Keyport Life Insurance Company, Client Service Department, 125 High Street, Boston, MA 02110, or call (800) 367-3653.

TABLE OF CONTENTS-STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A

THE FIXED ACCOUNT (ALSO KNOWN AS THE MODIFIED GUARANTEED ANNUITY ACCOUNT)

Introduction

This appendix describes the Fixed Account option available under the Certificate.

Fixed Account Values are subject to a limited market value adjustment. The adjustment may result in an increase or decrease in amounts transferred and amounts paid to you or other payees (including withdrawals, surrenders, death benefits, and amounts applied to purchase annuity payments). However, a market value adjustment will not reduce the interest rate applied to amounts you allocate to a Guarantee Period to less than 3% per year. Payments made from Fixed Account Values at the end of a Guarantee Period are not subject to the limited market value adjustment.

Any amounts you allocate to the Fixed Account option become part of our general account. Because of provisions in the securities laws, our general account including the Fixed Account, are not subject to regulation under the Securities Act of 1933 or the Investment Company Act of 1940. The Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the general account and the Fixed Account option.

Allocations to the Fixed Account

We will allocate purchase payments and Premium Credits to the Fixed Account according to your selection in the application. Your selection must specify the percentage of the purchase payment and its resulting Premium Credit you want to allocate to each Guarantee Period. The percentage, if not zero, must be at least 5%. You may change the allocation percentages without any charges. You must make allocation changes in writing unless you have, in writing, authorized us to accept telephone allocation instructions. By authorizing us to accept telephone changes, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. We will notify you in advance of any changes.

Each Guarantee Period currently offered is available for initial and subsequent purchase payments and for transfers of Certificate Value. We currently offer Guarantee Periods of 1, 3, 5, and 7 years. We may change at any time the number and/or length of Guarantee Periods we offer. If we no longer offer a particular Guarantee Period, the existing Fixed Account Value in that Guarantee Period will remain until the end of the period. At that time, you must select a different Guarantee Period.

Capital Protection Plus

We offer a capital protection plus program. Under this program, we allocate part of your purchase payment and Premium Credit to the Guarantee Period you select. Currently, you may only select the 7-year Guarantee Period.

Based on the length of the period and the period's interest rate, we determine how much of your purchase payment and Premium Credit must be allocated to the Guarantee Period so that, at the end of the Guarantee Period, the allocated amount plus interest will be equal to your total purchase payment. We will allocate the rest of your purchase payment and Premium Credit to the Sub-account(s) of the Variable Account based on your allocation instructions.

For example, assume you choose the 7-year Guarantee Period with a 4% Premium Credit and we receive your purchase payment of $10,000 when the interest rate for the Guarantee Period is 6.75% per year. We will allocate $6,088 to that Guarantee Period, because $6,088 with the 4% Premium Credit will increase, at the interest rate of 6.75%, to $10,000 after seven years. The remaining $3,912 of the payment and Premium Credit will be allocated to the Sub-account(s) you select.

If you surrender or transfer any part of the Fixed Account Value before the end of the Guarantee Period, the value at the end of that period will not equal your original purchase payment amount.

Fixed Account Value

Fixed Account Value is equal to:
o	all purchase payments and Premium Credits allocated or value transferred to the Fixed Account plus the interest credited on those payments or amounts transferred; less

o	any prior partial withdrawals or transfers from the Fixed Account, including any applicable charges.

Interest Credits

We credit interest daily. The interest we credit is based on an annual compound interest rate. It is credited to purchase payments and Premium Credits allocated to the Fixed Account at rates we declare for Guarantee Periods of one or more years from the month and day of allocation. Any rate we set will be at least 3% per year.

Our interest crediting method may result in each of your Guarantee Periods being subject to different rates. For purposes of this section, we treat Variable Account Value transferred to the Fixed Account and Fixed Account Value that is renewed or transferred to another Guarantee Period as a purchase payment allocation.

Application of Market Value Adjustment

No market value adjustment applies to Guarantee Periods of less than three years.

A market value adjustment applies to any Fixed Account Value surrendered, withdrawn, transferred, or applied to an Annuity Option from a Guarantee Period of three years or more, unless:
o	the transaction occurs at the end of the Guarantee Period, or

o	the Certificate is surrendered for the death benefit after the death of a Covered Person.

We apply the market value adjustment before we deduct any applicable surrender charges or taxes.

If a market value adjustment applies to a surrender or the application to an Annuity Option, we will add or deduct any positive or negative market value adjustment amount, respectively, to your Certificate Value.

If a market value adjustment applies to either a partial withdrawal or a transfer, we will add or deduct any positive or negative market value adjustment, respectively, to, the partial withdrawal or transfer amount after we have deducted the requested withdrawal or transfer amount from the Fixed Account Value. This means that the net amount may be more or less than the amount requested.

Effect of Market Value Adjustment

A market value adjustment reflects the change in prevailing current interest rates since the beginning of a Guarantee Period. The market value adjustment may be positive or negative. Any negative adjustment may be limited in amount (see "Market Value Adjustment Factor" below).

Generally, if the treasury rate (see "Treasury Rates" below) for your Guarantee Period is lower than the treasury rate for a new Guarantee Period with a length equal to the time remaining in your Guarantee Period, the market value adjustment will be negative and it will result in a reduction of the amount surrendered, withdrawn, transferred, or applied to an Annuity Option.

On the other hand, if the treasury rate for your Guarantee Period is higher than the treasury rate for a new Guarantee Period with a length equal to the time remaining in your Guarantee Period, then the market value adjustment will be positive and it will result in an increase in the amount surrendered, withdrawn, transferred, or applied to an Annuity Option.

Market Value Adjustment Factor

We compute the market value adjustment for each of your Guarantee Periods by multiplying the applicable amount surrendered, withdrawn, transferred, or applied to an Annuity Option, by the market value adjustment factor. The market value adjustment factor is calculated as the larger of formulas (a) and (b):

(a) [(1+a)/(1+b)](n/12)-1

where:

"a" is the treasury rate for the initial number of years in your Guarantee Period;

"b" is the treasury rate for a period equal to the time remaining (rounded up to the next whole number of 12-month periods) to the expiration of your Guarantee Period; and

"n" is the number of complete Guarantee Period Months remaining before the expiration of your Guarantee Period.

(b) [(1.03)/(1+i)](y+d/#)-1

where:

"i" is the guaranteed interest rate for your Guarantee Period;

"y" is the number of complete 12-month periods that have elapsed in your Guarantee Period;

"d" is the number of calendar days since the end of the last complete 12-month period in your Guarantee Period or, if "y" is zero, the number of calendar days since the start of your Guarantee Period; and

"#" is the number of calendar days in the current 12-month period of your Guarantee Period, which is generally 365 days.

As stated above, the formula (b) amount will apply only if it is greater than the formula (a) amount. This will occur only when the formula (a) amount is negative and the formula (b) amount is a smaller negative number. Under these conditions, formula (a)'s full (normal) negative market value adjustment will be limited to the extent that adjustment would decrease your Guarantee Period's Fixed Account Value below the following amount:

(i)	the amount allocated to your Guarantee Period; less
(ii)	any prior systematic or partial withdrawal amounts and amounts transferred; less
(iii)	interest on the above items (i) and (ii) credited annually at a rate of 3% per year.

Treasury Rates

The treasury rate for a Guarantee Period is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" in formula (a) above. Weekly series are published at the beginning of the following week. The Determination Dates are the last business day before the 1st and 15th of each calendar month.

To determine the "a" treasury rate, we use the weekly series first published on or after the most recent Determination Date that occurs on or before the Start Date for the Guarantee Period. If the Start Date is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly series first published after the prior Determination Date. To determine the "b" treasury rate, we use the weekly series first published on or after the most recent Determination Date that occurs on or before the date on which the market value adjustment factor is calculated. If the calculation date is the same as the Determination Date or the date of publication, or any date in between, we will instead use the weekly series first published after the prior Determination Date.

If the number of years and or 12-month periods specified in "a" or "b" is not equal to a maturity in the Treasury Constant Maturity Series, we determine the treasury rate by straight line interpolation between the interest rates of the next highest and next lowest maturities.

If the Treasury Constant Maturity Series becomes unavailable, we will adopt a comparable constant maturity index. If such a comparable index is not available, we will replicate calculation of the Treasury Constant Maturity Series Index based on U.S. Treasury Security coupon rates.

End of A Guarantee Period

We will notify you in writing at least 30 days prior to the end of each of your Guarantee Periods. At the end of your Guarantee Period, we will automatically transfer your Guarantee Period's Fixed Account Value to the Stein Roe Money Market Sub-account unless we have received:

o	your election of a new Guarantee Period from among those we offer at that time; or

o	your instructions to transfer the ending Fixed Account Value to one or more Sub-accounts of the Variable Account.

You may not elect a new Guarantee Period that is longer than the number of years remaining until the Income Date.

Transfers of Fixed Account Value

You may transfer Fixed Account Value from one of your Guarantee Periods to another or to one or more Sub-accounts of the Variable Account subject to any applicable market value adjustment. If the Fixed Account Value represents multiple Guarantee Periods, your transfer request must specify from which values you want the transfer made.

The Certificate allows us to limit the number of transfers you may make in a specified time period. Currently, we generally limit Variable Account and Fixed Account transfers to unlimited transfers per calendar year with a $500,000 per transfer dollar limit. See "Transfer of Variable Account Value" and "Limits on Transfers". These limitations will not apply to any transfer made at the end of a Guarantee Period. We will notify you prior to changing the current limitations.

You must request transfers in writing unless you have authorized us in writing to accept telephone transfer instructions from you or from a person acting on your behalf as an attorney-in-fact under a power of attorney. By authorizing us to accept telephone transfer instructions, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. If you have authorized telephone transfers, you will be notified in advance of any changes. A person acting on your behalf as an attorney-in-fact under a power of attorney may request transfers in writing.

If we receive your transfer requests before 4:00 PM Eastern Time, or any other time for the close of trading on the New York Stock Exchange, we will execute them at the close of business that day. Any requests we receive later, we will execute at the close of the next business day.

If you transfer 100% of a Guarantee Period's value and your current allocation for purchase payments includes that Guarantee Period, we will automatically change the allocation formula for future purchase payments unless you instruct otherwise. For example, if the allocation formula is 50% to the One-Year Guarantee Period and 50% to Sub-account A and you transfer all Fixed Account Value to Sub-account A, we will change the allocation formula to 100% to Sub-account A.

APPENDIX B

TELEPHONE INSTRUCTIONS

Telephone Transfers of Certificate Values

1. If there are joint Certificate Owners, both must authorize us to accept telephone instructions but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause your Certificate Value to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability or incompetency. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:
o	we receive your written revocation,
o	we discontinue the privilege, or
o	we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before 4:00 P.M. Eastern Time or other close of trading on the New York Stock Exchange, they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.

9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions do not conform to these terms, we will not execute the transfer and will notify the caller within 48 hours.

10. If you transfer 100% of any Sub-account's value and the allocation formula for purchase payments includes that Sub-account, then we will change the allocation formula for future purchase payments accordingly unless we receive telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-account A and 50% to Sub-account B and you transfer all of Sub-account A's value to Sub-account B, we will change the allocation formula to 100% to Sub-account B unless you instruct us otherwise.

Telephone Changes to Purchase Payment Allocation Percentages

Numbers 1-6 above are applicable.

APPENDIX C

SYSTEMATIC WITHDRAWAL PROGRAM

Payment Type

There are two payment types available under all certificates (#1-2) and two that are available only under individual retirement annuities if the owner is under age 58-1/2 at time of the first payment (#3&4). We will not set up any payment type you select if we determine that the first payment amount will be less than $100.
1.

Percentage Method. We will apply a percentage specified by you, not to exceed 10%, to the Certificate Value at the time of the first payment, and pay you the total in equal payments based on the payment frequency you select. It is possible that the full percentage amount chosen will not be received in the initial Certificate Year under the program. A proportionate amount of the Percentage will be received based on the number of payments that will be made in the remainder of the Certificate Year in relation to the number of payments made annually under the selected payment frequency. For example, if the percentage chosen is 10% and the Certificate Year begins on January 2 and monthly payments begin on April 6 when the Certificate Value is $120,000, the monthly amount payable will be $1,000 (10% of $120,000, divided by 12). Nine payments (representing 9/12 of the 10% amount) will be made before the next January 2 anniversary. On the first payment date after the anniversary, (January 6 in this example), the dollar amount of the percentage will be recalculated and divided by 12 to determine the new monthly amount.

2.

Net Amount Method. You specify a set dollar amount for each withdrawal of at least $100. In the event a surrender charge is applicable to all or part of a withdrawal because your specified amount exceeds the "free withdrawal amounts", we will increase the withdrawal amount in order to create a net withdrawal amount equal to your specified amount.

3.

IRA Amortization Method. The systematic withdrawal amount will remain the same during the entire life expectancy period. We will calculate the payment amount based on the amortization method described in IRS Notice 89-25 (Q&A-12), using your Certificate Value on the date of the first payment, your life expectancy based on your attained age on the date of the first payment and IRS Table V, and an interest rate on the date of the first payment that is not in excess of a reasonable rate.

4.

IRA Minimum Distribution Method. The systematic withdrawal amount will change each year during the life expectancy period. We will calculate the annual payment amount based on the minimum distribution method described in IRS Notice 89-25 (Q&A-12), by dividing your current Certificate Value at the time of each year's calculation by your then current life expectancy factor (the life expectancy factor is initially determined by your attained age on the date of the first payment and IRS Table V and it is then reduced by 1.0 when each succeeding year's calculation is made). The initial calculation of he annual payment amount will occur on the date of the first payment and each succeeding year's calculation will occur one year later. The annual payment calculated each year will be paid out in equal payments according to the frequency option chosen.

Payment Frequency and First Payment Date

You may request that withdrawals be made monthly, quarterly, semi-annually or annually. If, however, your selected payment frequency will create a withdrawal amount of less than $100, we will reduce the frequency of payments to an interval that will result in the withdrawal being at least $100.

Unless you select a later date by written request, the date of the first withdrawal will be (a) one payment period after the Certificate Date if you request systematic withdrawals at the time of your initial purchase payment or (b) one payment period after we receive your written request to begin systematic withdrawals. If, however, your written request is for an IRA Method (#3 or #4) and you made a partial withdrawal in the same Certificate Year, then the first withdrawal shall instead be on the next Certificate Anniversary.

Federal Income Tax Withholding

The taxable portion of withdrawals you receive from your Certificate is subject to 10% federal income tax withholding unless you elect not to have withholding apply. Any withholding will be deducted from the payment amount calculated under the payment type in effect.

You may elect not to have withholding apply to withdrawal payments by signing and dating an election of no withholding. You are liable for payment of federal income tax on the taxable portion of your withdrawal. You also may be subject to tax penalties if your withholding and estimated tax payments are not sufficient.

If you want federal income tax withholding to apply, please sign and date an election of withholding. Your election to withhold or to not withhold will remain in effect until you revoke it. You may revoke it at any time.

Direct Deposit of Payments

If you request direct deposit of systematic withdrawals to your checking or savings account, we will use our best effort to ensure that the correct amount is credited to your account within three business days of the payment date. If we transfer less than the correct amount, any shortfall will be corrected in full with the next transfer. If we transfer more than the correct amount or duplicate a transfer in error, any excess or duplicate amount, unless repaid to us in one sum, will be deducted from future transfers until we are repaid in full.

Important Income Tax Information

Payment Types 1 and 2. Systematic withdrawals will be taxed under the regular rules applicable to surrenders and not under the special exclusion ratio/amount rules applicable to annuity payments. All or part of each withdrawal may thus be taxable. In addition, anyone under the age of 59-1/2 at the time of a withdrawal may also be subject to a 10% federal income tax penalty on the taxable portion of the withdrawal. Our reporting to the Internal Revenue Service will be based on our opinion of the taxable amount and whether the penalty tax applies.

IRA Payment Types 3 and 4. Based on Internal Revenue Service requirements, we will report systematic withdrawals to them as 100% taxable. It is our opinion under current federal income tax laws that the withdrawals will not be subject to an additional 10% federal income penalty tax because they will be part of a series of substantially equal periodic payments made for your life expectancy. We will thus report to the Internal Revenue Service that no penalty tax applies. If, however, you end systematic withdrawals before the later of your attaining age 59-1/2 or five years after the first payment, you will then be subject to both retroactive 10% federal penalty taxes on all systematic withdrawals made before 59-1/2 and federal interest penalties on those taxes. Unlike you, we may not end your systematic withdrawals before your retroactive penalty tax period has expired.

Other Systematic Withdrawal Conditions

Under payment types #1 and 2, if any withdrawal would cause your Certificate Value to be reduced below the minimum value specified in your Certificate, that withdrawal will not be made and we will contact you about modifying the withdrawal amount and/or the payment frequency so that withdrawals may resume. Your systematic withdrawals will continue until we receive your written revocation, we discontinue the program, or the annuitant or an owner dies. Once authorization terminates, systematic withdrawals cannot be resumed again until after the next Certificate Anniversary. At that time a new systematic withdrawal request form will be required. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

Under IRA payment types #3 and 4, you may not make a withdrawal outside the program or surrender the Certificate during the period of systematic withdrawals. Also, you may not make any additional purchase payments to the Certificate. Your systematic withdrawals will continue in force until we receive your written revocation, you die, or we discontinue the program after the later of your attaining age 59-1/2 or five years after your first payment. Once your authorization terminates, systematic withdrawals may not be resumed. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

For other information of a general nature, including circumstances under which the surrender charge and/or the Fixed Account market value adjustment may apply to any withdrawals, see "Systematic Withdrawal Program" under "OTHER SERVICES".

Distributed by:

Keyport Financial Services Corp.

125 High Street, Boston, MA 02110-2712

Issued by:

Keyport Life Insurance Company

125 High Street, Boston, MA 02110-2712
BVA.PROS	8/2000

Yes. I would like to receive the Bonus Variable Annuity Statement of Additional Information.

Yes. I would like to receive the Statement of Additional Information for the Eligible Funds of:

AIM Variable Insurance Funds, Inc.

Alliance Variable Products Series Fund, Inc.

Fidelity Variable Insurance Products Funds

Liberty Variable Investment Trust

MFS Variable Insurance Trust

Rydex Variable Trust

SteinRoe Variable Investment Trust

Name

Address

City

State

Zip

BUSINESS REPLY MAIL

FIRST CLASS MAIL PERMIT NO. 6719 BOSTON, MA

POSTAGE WILL BE PAID BY ADDRESSEE

KEYPORT LIFE INSURANCE CO.

125 HIGH STREET

BOSTON, MA 02110-2712

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NECESSARY

IF MAILED

IN THE

UNITED STATES

PART B

STATEMENT OF ADDITIONAL INFORMATION

GROUP AND INDIVIDUAL FLEXIBLE PURCHASE PAYMENT

DEFERRED VARIABLE ANNUITY CONTRACT

ISSUED BY

VARIABLE ACCOUNT A

OF

KEYPORT LIFE INSURANCE COMPANY ("Keyport")

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Keyport Bonus variable annuity prospectus dated ________, 2000. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Keyport at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466.

TABLE OF CONTENTS

The date of this statement of additional information is __________, 2000.

BVA.SAI	___8/2000

KEYPORT LIFE INSURANCE COMPANY

Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance company, is the ultimate corporate parent of Keyport. Liberty Mutual ultimately controls Keyport through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, LFC Holdings Inc., Liberty Financial Companies, Inc. ("LFC") and SteinRoe Services, Inc. Liberty Mutual, as of December 31, 1999, owned, indirectly, approximately 72% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport, see page 11 of the prospectus.

VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Certificate Maintenance Charge.

The first payment for each Sub-Account will be determined by deducting any applicable Certificate Maintenance Charge and any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or (b) the factor currently offered by Keyport at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

When Keyport first purchased Eligible Fund shares on behalf of each Sub-Account, Keyport valued each Annuity Unit for such Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. (See "Net Investment Factor" in the prospectus.) This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Keyport calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:
(a)	is equal to the net investment factor as defined in the prospectus; and

(b)

is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Certificate's annuity tables is 6% per year (5% per year for Oregon and Texas Certificates). An AIR of 3% per year is also currently available upon Written Request.

With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge and the Distribution Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a 3% AIR is selected instead of a 6% AIR but, all other things being equal, the subsequent 3% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 6%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 3% AIR and 6% AIR payments would both increase in amount but the 3% AIR payment would increase by a larger percentage. With an actual 6% return, the 3% AIR payment would increase in amount while the 6% AIR payment would stay the same. With an actual return of 3%, the 3% AIR payment would stay the same while the 6% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 3% AIR and 6% AIR payments would both decrease in amount but the 3% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the 3% AIR payment amount might become larger than the 6% AIR payment amount. Note though that if Option A (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the 3% AIR payment amount will start out being smaller than the 6% AIR payment amount but eventually the 3% AIR payment amount will become larger than the 6% AIR payment amount.

Re-Allocating Sub-Account Payments

The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport to change the Sub-Account(s) used to determine the amount of the variable annuity payments unlimited times every 12 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 5% and must be a whole number. At the end of the Valuation Period during which Keyport receives the request, Keyport will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

CUSTODIAN

The custodian of the assets of the Variable Account is State Street Bank and Trust Company, a state chartered trust company. Its principal office is at 225 Franklin Street, Boston, Massachusetts.

PRINCIPAL UNDERWRITER

The Contract and Certificates, which are offered continuously, are distributed by Keyport Financial Services Corp. ("KFSC"), a wholly-owned indirect subsidiary of Keyport.

EXPERTS

The consolidated financial statements of Keyport Life Insurance Company at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statements of Keyport Life Insurance Company-Variable Account A at December 31, 1999 and for each of the two years in the period ended December 31, 1999, appearing in this Statement of Additional Information have been audited by ____________, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as distribution charges or administrative charges) that are deducted directly from Certificate values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Average Annual Total Return for a Certificate that is Surrendered

The tables below provide performance results for each Sub-Account through December 31, 1999. The results shown in this section are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Certificate Owner.

The following tables were calculated using the method prescribed by the Securities and Exchange Commission. They illustrate each Sub-Account's average annual total return over the periods shown assuming a single $1,000 initial purchase payment, including a [5%] Premium Credit and the surrender of the Certificate at the end of each period. The Sub-Account's average annual total return is the annual rate that would be necessary to achieve the ending value of an investment kept in the Sub-Account for the period specified. The first table uses the inception date of the Certificate's Sub-Accounts while the second table assumes the Certificate was available prior to that date on the Funds' inception date.

Each calculation assumes that the $1,000 initial purchase payment and a [5%] Premium Credit were allocated to only one Sub-Account and no transfers or additional purchase payments were made. The rate of return reflects all charges assessed against a Certificate and the Sub-Account except for any premium taxes that may be payable and any charge for optional benefits. The charges reflected are: a Contingent Deferred Sales Charge that applies when the hypothetical Certificate is surrendered; the annual 1.25% Mortality and Expense Risk Charge; the annual 0.15% distribution charge; and, on an allocated basis, the Certificate's Certificate Maintenance Charge that is deducted at the end of each year and upon surrender. The Contingent Deferred Sales Charge used in the calculations for a particular Sub-Account is equal to the percentage charge in effect at the end of the period multiplied by the assumed $1,000 payment. The percentage charge declines from [8]% to [2]% over 9 years.
Average Annual Total Return for a
Certificate Surrendered on 12/31/99
Hypothetical $1,000 Purchase Payment*

Length of Investment Period

	One	Three	Five	Ten	Since Sub-Account
Sub-Account	Year	Years	Years	Years	Inception Shown
AIM Capital Appreciation		22.48%	23.68%	N/A	%(05/19/98)
AIM International Equity		N/A	N/A	N/A	%(05/19/98)
AIM Value	N/A	N/A	N/A	N/A	%(07/01/99)**
Alliance Growth & Income		N/A	N/A	N/A	%(05/19/98)
Alliance Premier Growth			N/A	N/A	%(11/18/96)
Alliance Technology	N/A	N/A	N/A	N/A	%(07/01/99)**
Colonial High Yield Securities		N/A	N/A	N/A	%(05/19/98)
Colonial Small Cap Value		N/A	N/A	N/A	%(05/19/98)
Colonial Strategic Income			N/A	N/A	%(11/18/96)
Colonial U.S. Growth & Income		N/A	N/A	N/A	%(11/18/96)
Crabbe Huson Real Estate	N/A	N/A	N/A	N/A	%(07/01/99)**
Liberty All-Star Equity		N/A	N/A	N/A	%(11/15/97)
Liberty Value			N/A	N/A	%(11/18/96)
Newport Tiger			N/A	N/A	%(11/18/96)
MFS Emerging Growth			N/A	N/A	%(11/18/96)
Stein Roe Balanced			N/A	N/A	%(11/18/96)
Stein Roe Growth Stock			N/A	N/A	%(11/18/96)
Stein Roe Mortgage Securities			N/A	N/A	%(11/18/96)

* Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus for any expense reimbursement percentages currently applicable to the Funds.

** Non-annualized total returns are shown since these Sub-Accounts have been in existence for less than one year.
Average Annual Total Return for a
Certificate Surrendered on 12/31/99
Hypothetical $1,000 Purchase Payment*

Length of Investment Period

	One	Three	Five	Ten	Since Fund
Sub-Account	Year	Years	Years	Years	Inception Shown
AIM Capital Appreciation				N/A	%(05/05/93)
AIM International Equity				N/A	%(05/05/93)
AIM Value				N/A	%(05/05/93)
Alliance Growth & Income				N/A	%(01/14/91)
Alliance Premier Growth				N/A	%(06/26/92)
Alliance Technology			N/A	N/A	%(01/11/96)
Colonial High Yield
Securities			N/A	N/A	%(05/19/98)
Colonial Small Cap Value			N/A	N/A	%(05/19/98)
Colonial Strategic Income				N/A	%(07/05/94)
Colonial U.S. Growth &
Income				N/A	%(07/05/94)
Crabbe Huson Real Estate			N/A	N/A	%(06/01/99)**
Liberty All-Star Equity			N/A	N/A	%(11/15/97)
Liberty Value				N/A	%(07/01/93)
Newport Tiger			N/A	N/A	%(05/01/95)
MFS Emerging Growth			N/A	N/A	%(07/24/95)
Stein Roe Balanced					%(01/01/89)
Stein Roe Growth Stock					%(01/01/89)
Stein Roe Mortgage
Securities					%(01/01/89)

* Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus any expense reimbursement percentages currently applicable to the Funds.

** Non-annualized total returns are shown since this Sub-Account has been in existence for less than one year.

Change in Accumulation Unit Value

The following performance information illustrates the average annual change and the actual annual change in Accumulation Unit values for each Sub-Account and is computed differently than the standardized average annual total return information. Performance information for periods prior to the inception date of the Contract's Sub-Accounts assumes the Certificates were available prior to that date on the Funds' inception date.

A Sub-Account's average annual change in Accumulation Unit values is the annualized rate at which the value of a Unit changes over the time period illustrated. A Sub-Account's actual annual change in Accumulation Unit values is the rate at which the value of a Unit changes over each 12-month period illustrated. These rates of change in Accumulation Unit values reflect the Certificate's annual 1.25% Mortality and Expense Risk Charge and the annual 0.15% distribution charge. They do not reflect deductions for any Contingent Deferred Sales Charge, Certificate Maintenance Charge, charge for optional benefits and premium taxes. The rates of change would be lower if these charges were included.
Average Annual Change	Average Annual Change
In Accumulation Unit	in Accumulation Unit Value
Value From Fund	over the period shown
Inception Shown	through 12/31/99
Sub-Account	through 12/31/99**	Three Years	Five Years	Ten Years
AIM Capital Appreciation	%(05/05/93)	23.38%	23.85%	N/A
AIM International Equity	%(05/05/93)	22.06%	20.90%	N/A
Aim Value	%(05/05/93)	24.98%	24.37%	N/A
Alliance Growth & Income	%(01/14/91)	18.18%	21.90%	N/A
Alliance Premier Growth	%(06/26/92)	35.63%	33.82%	N/A
Alliance Technology	%(01/11/96)	42.84%	N/A	N/A
Colonial High Yield
Securities	%(05/19/98)	N/A	N/A	N/A
Colonial Small Cap Value	%(05/19/98)	N/A	N/A	N/A
Colonial Strategic Income	%(07/05/94)	4.17%	7.37%	N/A
Colonial U.S. Growth &
Income	%(07/05/94)	19.50%	21.27%	N/A
Crabbe Huson Real Estate	%(06/01/99)	N/A	N/A	N/A
Liberty All-Star Equity	%(11/15/97)	N/A	N/A	N/A
Liberty Value	%(07/01/93)	13.21%	16.69%	N/A
Newport Tiger	%(05/01/95)	1.26%	N/A	N/A
MFS Emerging Growth	%(07/24/95)	40.48%	N/A	N/A
Stein Roe Balanced	%(01/01/89)	12.40%	14.91%	10.36%
Stein Roe Growth Stock	%(01/01/89)	30.50%	29.27%	17.61%
Stein Roe Mortgage
Securities	%(01/01/89)	4.12%	5.87%	5.57%
	12-Month Period Change in Accumulation
	Unit Value**
Sub-Account	1990	1991	1992	1993	1994
AIM Capital Appreciation	N/A	N/A	N/A	18.41%*	1.09%
AIM International Equity	N/A	N/A	N/A	9.00%*	-1.13%
AIM Value	N/A	N/A	N/A	13.78%*	2.60%
Alliance Growth & Income	N/A	2.13%*	6.44%	10.16%	-1.72%
Alliance Premier Growth	N/A	N/A	12.99%*	11.07%	-4.30%
Alliance Technology	N/A	N/A	N/A	N/A	N/A
Colonial High Yield Securities	N/A	N/A	N/A	N/A	N/A
Colonial Small Cap Value	N/A	N/A	N/A	N/A	N/A
Colonial Strategic Income	N/A	N/A	N/A	N/A	0.15%*
Colonial U.S. Growth & Income	N/A	N/A	N/A	N/A	3.69%*
Crabbe Huson Real Estate	N/A	N/A	N/A	N/A	N/A
Liberty All-Star Equity	N/A	N/A	N/A	N/A	N/A
Liberty Value	N/A	N/A	N/A	4.28%*	-2.12%
Newport Tiger	N/A	N/A	N/A	N/A	N/A
MFS Emerging Growth	N/A	N/A	N/A	N/A	N/A
Stein Roe Balanced	-2.11%	26.17%	6.04%	7.78%	-4.52%
Stein Roe Growth Stock	-3.04%	45.98%	5.15%	3.52%	-7.64%
Stein Roe Mortgage Securities	7.59%	12.90%	4.49%	4.80%	-2.93%
	12-Month Period Change in Accumulation
	Unit Value**
Sub-Account	1995	1996	1997	1998	1999
AIM Capital Appreciation	33.79%	15.98%	11.90%	17.68%	42.62%
AIM International Equity	16.74%	21.67%	7.12%	11.03%	52.91%
AIM Value	34.34%	13.45%	21.99%	24.89%	28.12%
Alliance Growth & Income	33.93%	22.36%	27.02%	19.22%	9.54%
Alliance Premier Growth	42.85%	21.00%	32.01%	45.93%	30.17%
Alliance Technology	N/A	8.65%*	4.74%	61.13%	72.69%
Colonial High Yield Securities	N/A	N/A	N/A	-3.69%*	0.25%
Colonial Small Cap Value	N/A	N/A	N/A	-14.25%*	4.87%
Colonial Strategic Income	16.67%	8.20%	7.70%	4.56%	0.38%
Colonial U.S. Growth & Income	27.91%	20.14%	30.41%	18.49%	10.45%
Crabbe Huson Real Estate	N/A	N/A	N/A	N/A	-14.40%*
Liberty All-Star Equity	N/A	N/A	0.63%*	17.03%	7.06%
Liberty Value	28.34%	16.16%	27.19%	9.60%	4.09%
Newport Tiger	14.46%*	9.69%	-32.09%	-7.73%	65.70%
MFS Emerging Growth	16.70%*	15.40%	20.22%	32.31%	74.28%
Stein Roe Balanced	23.75%	14.01%	15.21%	10.99%	11.07%
Stein Roe Growth Stock	35.84%	19.59%	30.45%	26.14%	35.05%
Stein Roe Mortgage Securities	14.14%	3.25%	7.54%	5.32%	-0.34%

* Percentage of change is for less than 12 months; it is for the period from the inception date shown to the end of the year.

** Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus for any expense reimbursement percentages currently applicable to the Funds.

Yield for Stein Roe Money Market Sub-Account

Yield percentages for the Stein Roe Money Market Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Yields reflect the deduction of the annual 1.40% asset-based Certificate charges. Yields also reflect, on an allocated basis, the Certificate's annual $36 Certificate Maintenance Charge that is collected after the first Certificate Anniversary. Yields do not reflect Surrender Charges, charges for optional benefits, and premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) X  365
                   C           7

Where:
A	=	the Accumulation Unit value at the end of the 7-day period.

B	=

hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual Stein Roe Money Market Sub-Account charge is equal to the $36 Certificate charge multiplied by a fraction equal to the average number of Certificates with Stein Roe Money Market Sub-Account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one Stein Roe Money Market Sub-Account Accumulation Unit during the 7-day period divided by the average Certificate Value in Stein Roe Money Market Sub-Account during the 7-day period.

C	=	the Accumulation Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the Stein Roe Money Market Sub-Account will continue over an entire year.

For the 7-day period ended 12/31/99 the yield for the Stein Roe Money Market Sub-Account was 4.27%.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Keyport Life Insurance Company are included in the statement of additional information. The consolidated financial statements of Keyport Life Insurance Company are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

PART C

Item 24. Financial Statements and Exhibits
##	(a)	Financial Statements:
Included in Part B:
Variable Account A:
Statement of Net Assets - December 31, 1999
Statement of Operations and Changes in Net Assets for the years ended December 31, 1999 and 1998
Notes to Financial Statements
Keyport Life Insurance Company:
Consolidated Balance Sheet - December 31, 1999 and 1998
Consolidated Income Statement for the years ended December 31, 1999, 1998 and 1997
Consolidated Statement of Stockholder's Equity for the years ended December 31, 1999, 1998 and 1997
Consolidated Statement of Cash Flows for the years ended December 31, 1999, 1998 and 1997
Notes to Consolidated Financial Statements

	(b)	Exhibits:

*	(1)	Resolution of the Board of Directors establishing Variable Account A

	(2)	Not applicable

*	(3a)	Principal Underwriter's Agreement

*	(3b)	Specimen Agreement between Principal Underwriter and Dealer

##	(4a)	Specimen of Group Variable Annuity Contract of Keyport Life Insurance Company

##	(4b)	Specimen of Variable Annuity Certificate of Keyport Life Insurance Company

##	(4c)	Specimen Individual Variable Annuity Contract of Keyport Life Insurance Company

*	(4d)	Form of Tax-Sheltered Annuity Endorsement

*	(4e)	Form of Individual Retirement Annuity Endorsement

*	(4f)	Form of Corporate/Keogh 401(a) Plan Endorsement

##	(4g)	Specimen Optional Enhanced Death Benefit Rider

##	(5a)	Form of Application for a Group Variable Annuity Contract

##	(5b)	Form of Application for a Group Variable Annuity Certificate

##	(5c)	Form of Application for Individual Variable Annuity Contract

*	(6a)	Articles of Incorporation of Keyport Life Insurance Company

*	(6b)	By-Laws of Keyport Life Insurance Company

	(7)	Not applicable

**	(8a)	Form of Participation Agreement

+++	(8b)	Participation Agreement Among Alliance Variable Products Series Fund, Inc., Alliance Fund Distributors, Inc., Alliance Capital Management L.P., and Keyport Life Insurance Company

++	(8c)	Participation Agreement By and Among AIM Variable Insurance Funds, Inc., Keyport Life Insurance Company, on Behalf of Itself and its Separate Accounts, and Keyport Financial Services Corp.

+	(8d)

Amended and Restated Participation Agreement By and Among Keyport Variable Investment Trust, Keyport Financial Services Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

++	(8e)

Amended and Restated Participation Agreement By and Among SteinRoe Variable Investment Trust, Keyport Financial Services Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

***	(8f)	Participation Agreement Among MFS Variable Insurance Trust, Keyport Life Insurance Company, and Massachusetts Financial Services Corp.

#	(8g)	Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Keyport Life Insurance Company

#	(8h)	Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Keyport Life Insurance Company

#	(8i)	Participation Agreement Among Rydex Variable Trust, PADCO Financial Services, Inc. and Keyport Life Insurance Company

##	(9)	Opinion and Consent of Counsel

##	(10)	Consent of Independent Auditors

	(11)	Not applicable

	(12)	Not applicable

##	(13)	Schedule for Computations of Performance Quotations

****	(15)	Chart of Affiliations

++++	(16)	Powers of Attorney

*	Incorporated by reference to Registration Statement (File No. 333-1043) filed on or about February 16, 1996.

**	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement (File No. 333-1043) filed on or about August 22, 1996.

***	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement (File No. 333-1043) filed on or about October 18, 1996.

****	Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

+

Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 of Variable Account J of Liberty Life Assurance Company of Boston (Files No. 333-29811; 811-08269) filed on or about July 17, 1997.

++	Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement (File No. 333-1043) filed on or about May 8, 1998.

+++	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-75729) filed on or about June 16, 1999.

++++	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-84701) filed on or about December 10, 1999.

#	Incorporated by reference to Post-Effective Amendment No. 28 to the Registration Statement (File No. 333-1043) filed on or about May 27, 2000.

##	To be filed by amendment.

Item 25. Directors and Officers of the Depositor.
Name and Principal	Positions and Offices
Business Address*	with Depositor

Frederick Lippitt	Director
The Providence Plan
740 Hospital Trust Building
15 Westminster Street
Providence, RI 02903

Mr. Robert C. Nyman	Director
12 Cooke Street
Providence, RI 02906-2006

Philip K. Polkinghorn	Director and President

Paul H. LeFevre, Jr.	Chief Operating Officer

Bernard R. Beckerlegge	Senior Vice President and General Counsel

William Hayward	Senior Vice President - Administration and Information Services

Bernhard M. Koch	Senior Vice President and Chief Financial Officer

Stewart R. Morrison	Senior Vice President and Chief Investment Officer

Francis E. Reinhart	Senior Vice President

Garth A. Bernard	Vice President

Daniel C. Bryant	Vice President and Assistant Secretary

Clifford O. Calderwood	Vice President

James P. Greaton	Vice President and Corporate Actuary

James J. Klopper	Vice President and Secretary

Leslie J. Laputz	Vice President

Kenneth M. LeClair	Vice President

Jeffrey J. Lobo	Vice President - Risk Management

Suzanne E. Lyons	Vice President - Human Resources

Thomas P. O'Grady	Vice President

Jeffery J. Whitehead	Vice President and Treasurer

Ellen L. Wike	Vice President

Daniel T. H. Yin	Vice President - Investments

Nancy C. Atherton	Assistant Vice President

John G. Bonvouloir	Assistant Vice President

Reese R. Boyd III	Assistant Vice President

Paul R. Coady	Assistant Vice President

Stephen Cross	Assistant Vice President and Controller

Kathleen P. Daly	Assistant Vice President

Steven M. Dionisi	Assistant Vice President

Alan R. Downey	Assistant Vice President

Gerald L. Fougere	Assistant Vice President

Gregory L. Lapsley	Assistant Vice President

Shelly L. McIntyre	Assistant Vice President

Sean P. O'Brien	Assistant Vice President

Diane Pursley	Assistant Vice President

Richard D. Ribeiro	Assistant Vice President

Daniel T. Smyth	Assistant Vice President

Donald A. Truman	Assistant Vice President and Assistant Secretary

Christopher J. Vellante	Assistant Vice President

Jane Withington	Assistant Vice President

Frederick Lippitt	Assistant Secretary

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

     The Depositor controls the Registrant, KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II, under the provisions of Rhode Island law governing the establishment of these separate accounts of the Company.

     The Depositor controls Liberty Advisory Services Corp. ("LASC"), a Massachusetts corporation functioning as an investment adviser, through LASC's 100% stock ownership. LASC files separate financial statements .

     The Depositor controls Keyport Financial Services Corp. ("KFSC"), a Massachusetts corporation functioning as a broker/dealer of securities, through LASC's 100% stock ownership. KFSC files separate financial statements.

     The Depositor controls Independence Life and Annuity Company ("Independence Life"), a Rhode Island corporation functioning as a life insurance company, through 100% stock ownership. Independence Life files separate financial statements.

     The Depositor controls Keyport Benefit Life Insurance Company ("Keyport Benefit"), a New York corporation functioning as a life insurance company, through 100% stock ownership. Keyport Benefit files separate financial statements.

     The chart for the affiliations of the Depositor is incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

Item 27. Number of Contract Owners.

     None.

Item 28. Indemnification.

     Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies issued by ICI Mutual Insurance Company, Federal Insurance Company, Firemen's Fund Insurance Company, CNA and Lumberman's Mutual Casualty Company. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     Keyport Financial Services Corp. (KFSC) is principal underwriter of the variable annuity and variable life insurance contracts. KFSC is the principal underwriter for Variable Account A of Keyport Life Insurance Company. KFSC is also principal underwriter for Variable Account J and Variable Account K of Liberty Life Assurance Company of Boston; for Variable Account A of Keyport Benefit Life Insurance Company; for the KMA Variable Account and Keyport Variable Account-I of Keyport Life Insurance Company; and for the Independence Variable Annuity Separate Account and Independence Variable Life Separate Account of Independence Life and Annuity Acccount. KFSC receives no compensation for its services.

The directors and officers of Keyport Financial Services Corp. are:
Name and Principal	Position and Offices
Business Address*	with Underwriter

Paul T. Holman	Director and Assistant Clerk

James J. Klopper	Director, President and Clerk

Daniel C. Bryant	Director and Vice President

Rogelio P. Japlit	Treasurer

Donald A. Truman	Assistant Clerk

*125 High Street, Boston, Massachusetts 02110.

Item 30. Location of Accounts and Records.

     Keyport Life Insurance Company, 125 High Street, Boston, Massachusetts 02110.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.
(a)

Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representation

     Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this registration statement.

SIGNATURES

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Boston and State of Massachusetts, on this 14th day of August, 2000.

Variable Account A
(Registrant)

		BY:	Keyport Life Insurance Company
(Depositor)

		BY:	/s/ Philip K.Polkinghorn*
Philip K. Polkinghorn
President

*BY:	/s/ James J. Klopper	August 14, 2000
	James J. Klopper	Date
Attorney-in-Fact

* James J. Klopper has signed this document on the indicated date on behalf of Mr. Polkinghorn pursuant to power of attorney duly executed by him and included as part of Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about December 10, 1999 (File No. 333-84701; 811-7543).

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Frederick Lippitt*	/s/ Philip K. Polkinghorn*
Frederick Lippitt	Philip K. Polkinghorn
Director	President
(Principal Executive Officer)

/s/ Robert C. Nyman*	/s/ Bernhard M. Koch*
Robert C. Nyman	Bernhard M. Koch
Director	Senior Vice President
(Chief Financial Officer)

/s/ Philip K. Polkinghorn
Philip K. Polkinghorn
Director

*BY:	/s/ James J. Klopper	August 14, 2000
	James J. Klopper	Date
Attorney-in-Fact

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File Nos. 333-84701; 811-7543) filed on or about December 10, 1999.